Consolidated Financial Statements

StoneCo Ltd.

December 31, 2021 and 2020 and the three years ended December 31, 2021, with report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StoneCo Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, other comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from transaction activities and other services, subscription services and equipment rental and financial income

Description of the Matter

As discussed in note 3.14 to the consolidated financial statements, the Company recognizes revenues as each performance obligation is satisfied in accordance with IFRS 15. Total revenue from transaction activities and other services totaled R$ 1,626,853, while revenue from subscription services and equipment rental totaled R$ 1,071,932 and financial income related to discount fees for the prepayments to the client and financial income related to credit offered to the clients totaled R$ 1,877,683.

Auditing the Company’s revenue from transaction activities and other services, subscription services and equipment rental and financial income is complex, since such activities are processed through a complex information technology environment and multiple different contractual arrangements and determining the performance obligations and the timing of revenue recognition under those contractual arrangements was complex and required significant auditor judgment. Management also applies significant judgment to determine the projections and underlying assumptions to estimate the future cash flows of credit offered to clients, which are accounted for as loans designated at fair value through profit or loss with its related fair value results being recorded as financial income.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over revenue recognition arising from transaction activities, subscription services and equipment rental and financial income with discount fees for the prepayments to the clients and financial income related to the interests and fair value of credit offered to the clients. For example, we involved our Information Technology personnel to assist us in testing the relevant controls over the information systems that are important to the initiation, recording and classification of revenue transactions.

To test revenue from transaction activities, subscription services and equipment rental, our audit procedures included, among others: obtaining copies of customer contracts and comparing terms and conditions with the Company’s evaluation of the related performance obligations; testing the mathematical accuracy of the Company’s calculation of the amount of revenue to be recognized as a percentage of total transaction value and testing the collection of cash for the transactions.

To test financial income, we performed audit procedures to test the fair value of loans designated at fair value through profit or loss including, among others, evaluation of the underlying assumptions and projections considered as well as the involvement of our valuation specialists to assist in the evaluation of methodologies and fair value model used by management; and we tested the mathematical accuracy of the Company’s calculations.

We also assessed the Company’s related disclosures in respect to its revenue from transaction activities and other services, subscription services and equipment rental and financial income in note 22 to the consolidated financial statements.

Business Combinations

Description of the Matter

As discussed in note 29.1.1 to the consolidated financial statements, the Company completed five acquisitions throughout 2021, including the acquisition of LINX S.A. which consideration transferred amounted to R$ 6,737,900, all accounted for as business combinations. The Company determined the fair value of net assets acquired and estimated contingent consideration, when applicable, using valuation models and assumptions about future business performance (including growth rates, market share and technology evolution curves), market conditions and interest rates. Those assumptions are subject to significant estimation uncertainty.

Auditing the Company’s business combinations is complex due to the significant estimation uncertainty related to the assumptions used by management in determining the fair value of net assets acquired and liabilities assumed, including contingent consideration when applicable. Management projections and underlying assumptions are forward looking and could be affected by future economic events and market conditions.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company accounting process for business combinations. For example, we tested controls over the identification, recognition and measurement of the fair value of assets acquired and liabilities assumed and tested controls over management assumptions.

To test the fair value of the net assets acquired and liabilities assumed, our audit procedures included, among others, evaluating the Company's financial information forecast model and testing the significant assumptions used in such model; testing the completeness and accuracy of the underlying data; comparing the significant assumptions to historical actual results (where applicable); comparing significant assumptions to market and economic trends and to the assumptions used to value similar assets in past acquisitions; comparing significant assumptions against industry benchmarks; involving our valuation specialists to assist in the evaluation of methodologies and models used by management and evaluating those models against the respective purchase agreements. We also assessed the Company’s related disclosures in respect to its business combinations in note 29.1.1 to the consolidated financial statements.

Linx Goodwill Impairment assessment

Description of the Matter

As discussed in note 12.2 to the consolidated financial statements, as of December 31, 2021 the Company's goodwill related to Linx S.A. (“Linx”) business combination amounted R$ 5,037,584. The Company performs goodwill impairment testing at the cash generating unit level annually or more frequently if a change in circumstances or the occurrence of events indicates that a potential impairment exists.

Auditing Company’s Linx goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the cash generating unit utilizing a discounted cash flows model. In particular, the fair value estimate was sensitive to significant assumptions, such as changes in the weighted-average cost of capital, revenue growth rate and terminal value and business synergies, which are affected by expectations about future market or economic conditions, particularly those in emerging markets.

How We Addressed the matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the significant assumptions described above along with the completeness and accuracy of the data used in the fair value estimates.

To test the management estimated fair value of cash generating unit, we performed audit procedures that included, among others, assessing valuation methodologies used by the Company, involving our valuation specialists to assist in testing the significant assumptions discussed above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. For example, we compared the significant assumptions used by management to current industry, market and economic trends and evaluated whether changes to the Company’s business model, customer base and product mix would affect the significant assumptions. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the cash generating units that would result from changes in the assumptions.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company‘s auditor since 2016.

São Paulo, Brazil

March 17, 2022

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	5	4,495,645	2,446,990
Short-term investments	6	1,993,037	8,128,058
Financial assets from banking solution	26.6	2,346,474	714,907
Accounts receivable from card issuers	7	19,286,590	16,307,155
Trade accounts receivable	8	886,126	1,415,850
Recoverable taxes	9	230,558	56,365
Prepaid expenses		169,555	67,658
Derivative financial instruments	2 / 26.5	219,324	43,103
Other assets		332,864	94,738
		29,960,173	29,274,824
Non-current assets
Trade accounts receivable	8	59,595	382,106
Receivables from related parties	18.2	4,720	7,200
Deferred tax assets	10.2	431,755	138,697
Prepaid expenses		214,092	51,164
Other assets		141,693	85,571
Long-term investments	6	1,238,476	-
Investment in associates		66,454	51,982
Property and equipment	11	1,569,520	717,234
Intangible assets	12	8,370,313	1,039,886
		12,096,618	2,473,840

Total assets		42,056,791	31,748,664

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2021 and 2020

(In thousands of Brazilian Reais)

	Notes	2021	2020
Liabilities and equity
Current liabilities
Deposits from banking customers	26.6	2,201,861	900,454
Accounts payable to clients	13	15,723,331	8,848,038
Trade accounts payable	14	372,547	180,491
Loans and financing	17	2,578,755	1,184,737
Obligations to FIDC quota holders	17	1,294,806	1,960,121
Labor and social security liabilities	15	273,347	173,103
Taxes payable	16	176,453	106,835
Derivative financial instruments	26.5	23,244	16,233
Other liabilities		145,501	10,369
		22,789,845	13,380,381
Non-current liabilities
Accounts payable to clients	13	3,172	-
Loans and financing	17	3,556,460	524,363
Obligations to FIDC quota holders	17	932,368	2,414,429
Deferred tax liabilities	10.2	617,445	61,086
Provision for contingencies	19	181,849	10,150
Labor and social security liabilities	15	32,749	81,258
Other liabilities		348,457	284,972
		5,672,500	3,376,258

Total liabilities		28,462,345	16,756,639

Equity
Issued capital	20.1	76	75
Capital reserve	20.2	14,516,767	13,479,722
Treasury shares	20.3	(1,065,184)	(76,360)
Other comprehensive income		(35,792)	(5,002)
Retained earnings		96,214	1,455,027
Equity attributable to owners of the parent		13,512,081	14,853,462
Non-controlling interests		82,365	138,563
Total equity		13,594,446	14,992,025

Total liabilities and equity		42,056,791	31,748,664

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2021	2020	2019

Net revenue from transaction activities and other services	22	1,626,853	1,144,086	770,276
Net revenue from subscription services and equipment rental	22	1,071,932	388,033	331,565
Financial income	22	1,877,683	1,647,017	1,287,760
Other financial income	22	247,293	140,687	186,367
Total revenue and income		4,823,761	3,319,823	2,575,968

Cost of services		(1,713,828)	(769,946)	(426,961)
Administrative expenses		(813,341)	(392,476)	(285,788)
Selling expenses		(1,012,544)	(505,902)	(360,612)
Financial expenses, net		(1,269,058)	(339,844)	(353,451)
Mark-to-market on equity securities designated at FVPL		(1,264,213)	-	-
Other income (expenses), net		(185,894)	(177,056)	(57,691)
	23	(6,258,878)	(2,185,224)	(1,484,503)

Loss on investment in associates		(10,437)	(6,937)	(810)
Profit (loss) before income taxes		(1,445,554)	1,127,662	1,090,655

Current income tax and social contribution	10.1	(171,621)	(216,886)	(217,228)
Deferred income tax and social contribution	10.1	239,827	(73,330)	(69,232)
Net income (loss) for the year		(1,377,348)	837,446	804,195

Net income (loss) attributable to:
Owners of the parent		(1,358,813)	854,071	803,232
Non-controlling interests		(18,535)	(16,625)	963
Net income (loss) for the year		(1,377,348)	837,446	804,195
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	21	(R$ 4.40)	R$ 2.95	R$ 2.90
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	21	(R$ 4.40)	R$ 2.91	R$ 2.85

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of other comprehensive income

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2021	2020	2019

Net income (loss) for the year		(1,377,348)	837,446	804,195
Other comprehensive income

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):

Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(200,084)	28,726	(15,062)
Changes in the fair value of listed securities at fair value through other comprehensive income		-	-	(1)
Exchange differences on translation of foreign operations		4,651	(410)	-
Changes in the fair value of cash flow hedge - bonds hedge	26.6	(54,144)	-	-
Unrealized loss on cash flow hedge - highly probable future imports	26.5(b)	1,512	(1,512)	-

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):

Effects IAS 29 in hyperinflationary economies		2,481	-	-
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6(b)	216,466	40,336	(938)
Other comprehensive income (loss) for the year, net of tax		(29,118)	67,140	(16,001)

Total comprehensive income (loss) for the year, net of tax		(1,406,466)	904,586	788,194

Total comprehensive income (loss) attributable to:
Owners of the parent		(1,389,603)	921,404	787,231
Non-controlling interests		(16,863)	(16,818)	963
Total comprehensive income (loss) for the year, net of tax		(1,406,466)	904,586	788,194

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings	Total	Non-controlling interest	Total
Balance as of December 31, 2018		62	5,440,047	(223,676)	-	135,502	5,351,873	-	(56,334)	(202,276)	5,093,325	(334)	5,092,991
Net income for the year		-	-	-	-	-	-	-	-	803,232	803,232	963	804,195
Other comprehensive income for the year		-	-	-	-	-	-	-	(16,001)	-	(16,001)	-	(16,001)
Total comprehensive income		-	-	-	-	-	-	-	(16,001)	803,232	787,231	963	788,194
Repurchase of shares		-	-	-	-	-	-	(90)	-	-	(90)	-	(90)
Share-based payments		-	-	-	-	30,786	30,786	-	-	-	30,786	1	30,787
Deferred tax benefit of tax deductible goodwill from purchased noncontrolling interests		-	-	-	61,127	-	61,127	-	-	-	61,127	-	61,127
Dividends paid		-	-	-	-	-	-	-	-	-	-	(4)	(4)
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Net income for the year		-	-	-	-	-	-	-	-	854,071	854,071	(16,625)	837,446
Other comprehensive income (loss) for the year		-	-	-	-	-	-	-	67,333	-	67,333	(193)	67,140
Total comprehensive income		-	-	-	-	-	-	-	67,333	854,071	921,404	(16,818)	904,586
Capital increase		13	7,872,541	-	-	-	7,872,541	-	-	-	7,872,554	-	7,872,554
Transaction costs		-	(39,964)	-	-	-	(39,964)	-	-	-	(39,964)	-	(39,964)
Share-based payments		-	-	-	-	31,296	31,296	-	-	-	31,296	212	31,508
Issuance of shares for business acquisition		-	34,961	-	-	-	34,961	-	-	-	34,961	-	34,961
Repurchase and cancelation of shares		-	-	-	-	(91)	(91)	-	-	-	(91)	-	(91)
Repurchase of shares		-	-	-	-	-	-	(76,270)	-	-	(76,270)	-	(76,270)
Cash proceeds from noncontrolling interest		-	-	135,055	-	-	135,055	-	-	-	135,055	95,843	230,898
Dilution non-controlling interest		-	-	2,138	-	-	2,138	-	-	-	2,138	(2,138)	-
Non-controlling interests arising on a business combination		-	-	-	-	-	-	-	-	-	-	61,720	61,720
Others		-	-	-	-	-	-	-	-	-	-	22	22
Dividends paid		-	-	-	-	-	-	-	-	-	-	(904)	(904)
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the year		-	-	-	-	-	-	-	-	(1,358,813)	(1,358,813)	(18,535)	(1,377,348)
Other comprehensive income for the year		-	-	-	-	-	-	-	(30,790)	-	(30,790)	1,672	(29,118)
Total comprehensive income		-	-	-	-	-	-	-	(30,790)	(1,358,813)	(1,389,603)	(16,863)	(1,406,466)
Repurchase of shares	20.3	-	-	-	-	-	-	(988,824)	-	-	(988,824)	-	(988,824)
Issuance of shares for purchased non-controlling interests	27	1	517,740	(209,330)	-	-	308,410	-	-	-	308,411	(77,911)	230,500
Issuance of shares for business combination	20.2	-	-	619,362	-	-	619,362	-	-	-	619,362	-	619,362
Non-controlling interests arising on a business combination	27	-	-	-	-	-	-	-	-	-	-	41,843	41,843
Share-based payments		-	-	-	-	133,121	133,121	-	-	-	133,121	33	133,154
Transaction costs from subsidiaries		-	-	(23,848)	-	-	(23,848)	-	-	-	(23,848)	-	(23,848)
Sale of subsidiary	27	-	-	-	-	-	-	-	-	-	-	(1,219)	(1,219)
Dividends paid		-	-	-	-	-	-	-	-	-	-	(2,967)	(2,967)
Cash proceeds from non-controlling interest		-	-	-	-	-	-	-	-	-	-	893	893
Others		-	-	-	-	-	-	-	-	-	-	(7)	(7)
Balance as of December 31, 2021		76	13,825,325	299,701	61,127	330,614	14,516,767	(1,065,184)	(35,792)	96,214	13,512,081	82,365	13,594,446

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2021	2020	2019
Operating activities
Net income (loss) for the year		(1,377,348)	837,446	804,195
Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	11.1	507,369	256,294	163,396
Deferred income tax and social contribution	10.1	(239,827)	73,330	69,232
Loss on investment in associates		10,437	6,937	810
Interest, monetary and exchange variations, net		(735,125)	(283,899)	110,744
Provision for contingencies	19	4,263	2,259	9,420
Share-based payments expense		133,154	31,508	30,787
Allowance for expected credit losses		71,972	35,632	33,926
Loss on disposal of property, equipment and intangible assets	28	136,104	52,658	14,639
Effect of applying hyperinflation		2,040	-	-
Loss on sale of subsidiary		12,746	-	-
Fair value adjustment in financial instruments at FVPL		2,570,418	(12,461)	(17,446)
Fair value adjustment in derivatives		104,979	(5,758)	(12,099)
Remeasurement of previously held interest in subsidiary acquired	29.1.3	(15,848)	(2,992)	-
Working capital adjustments:
Accounts receivable from card issuers		(2,993,411)	(2,081,945)	(4,779,467)
Receivables from related parties		1,050	8,688	(1,132)
Recoverable taxes		(238,127)	(18,624)	(67,791)
Prepaid expenses		(260,090)	(106,359)	2,603
Trade accounts receivable, banking solutions and other assets		244,181	(1,362,356)	(284,982)
Accounts payable to clients		4,276,349	1,379,099	245,866
Taxes payable		247,399	270,014	238,967
Labor and social security liabilities		(37,373)	109,953	39,713
Provision for contingencies		(10,180)	(2,193)	(1,098)
Trade accounts payable and other liabilities		40,768	31,790	(3,434)
Interest paid		(299,666)	(177,589)	(268,453)
Interest income received, net of costs		1,578,870	1,172,781	1,191,136
Income tax paid		(128,202)	(157,729)	(171,313)
Net cash (used in) / provided by in operating activities		3,606,902	56,484	(2,651,781)

Investing activities
Purchases of property and equipment		(1,082,990)	(372,138)	(333,568)
Purchases and development of intangible assets		(215,681)	(82,965)	(66,381)
Acquisition of subsidiary, net of cash acquired		(4,737,410)	(247,429)	-
Sale of subsidiary, net of cash disposed of		(36)	-	-
Proceeds from (acquisition of) short-term investments, net		5,370,958	(5,069,142)	(21,930)
Acquisition of equity securities		(2,480,003)	-	-
Disposal of short- and long-term investments – equity securities		209,324	-	-
Proceeds from the disposal of non-current assets		100	7,127	1,104
Acquisition of interest in associates		(41,459)	(44,424)	(16,789)
Net cash used in investing activities		(2,977,197)	(5,808,971)	(437,564)

Financing activities
Proceeds from borrowings	17	11,700,297	3,996,820	2,958,838
Payment of borrowings		(7,252,226)	(5,381,130)	(801,849)
Payment to FIDC quota holders		(2,767,552)	(2,059,500)	-
Proceeds from FIDC quota holders	17	584,191	2,716,138	1,640,000
Payment of leases	17	(83,610)	(41,373)	(38,023)
Capital increase, net of transaction costs		-	7,832,590	-
Repurchase of shares	20.3	(988,824)	(76,361)	(90)
Acquisition of non-controlling interests		(1,265)	(1,012)	(923)
Transaction with non-controlling interests	20.3	230,500	-	-
Dividends paid to non-controlling interests		(2,967)	(904)	(4)
Cash proceeds from non-controlling interest	27	893	230,898	-
Net cash provided by financing activities		1,419,437	7,216,166	3,757,949

Effect of foreign exchange on cash and cash equivalents		(487)	14,969	1,809
Change in cash and cash equivalents		2,048,655	1,478,648	670,413

Cash and cash equivalents at beginning of year	5	2,446,990	968,342	297,929
Cash and cash equivalents at end of year	5	4,495,645	2,446,990	968,342
Change in cash and cash equivalents		2,048,655	1,478,648	670,413

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.

The Company is controlled by HR Holdings, LLC, which owns 57.6% of voting power, whose ultimates parents are an investment fund, the VCK Investment Fund Limited SAC A, and a trust duly organized, the Old Bridges Trust, each one owned by the co-founders of the Company. The individual Company’s shares are publicly traded on Nasdaq (STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The consolidated financial statements were approved by the Audit Committee on a meeting held on March 16, 2022.

1.1.	2019 Follow-on

On April 1, 2019 the Company filed a follow-on prospectus, declared effective by the Securities and Exchange Commission (“SEC”) on April 2, 2019, in which selling shareholders offered 19,500,000 Class A common shares of the Company. The Company did not offer any Class A common shares and did not receive any proceeds from the sale of this shares.

1.2.	2020 Follow-on

On August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common shares, of a par value of US$0.000079365 per share, including the full exercise of the underwriters’ option to purchase 4,106,250 additional shares (“Offering”).

The Offering price was US$ 47.50 per Class A common share, resulting in gross proceeds of US$ 1,495,359 thousand. The Company received net proceeds of US$ 1,464,702 thousand (or R$ 7,872,554), after deducting US$ 30,657 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 7,278 thousand (or R$ 39,964) regarding other offering expenses.

The shares offered and sold in the Offering were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-244404), which was declared effective by the Securities and Exchange Commission on August 17, 2020.

The Company used the net proceeds from the Offering to finance the acquisition of Linx S.A (Note 1.3), and to pay related fees and expenses, as well as for general corporate purposes.

1.3.	Linx acquisition

On November 17, 2020, Linx S.A. (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”), that holds the software investments business of the Group, and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 01, 2021.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$ 33.5229 updated proportionally according to the CDI rate variation from February 11, 2021 until the date of the effective payment, and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$ 37.78 for each Linx share.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The redemption mentioned above was adjusted by a Linx’s intermediary dividend payment, approved on June 16, 2021, based on the accumulated profits of fiscal years prior to 2020, as evidenced in its balance sheet as of December 31, 2020, in the amount of R$ 100,000 (one hundred million reais), corresponding to R$ 0.5636918 per share. On the date of the dividend approval, the Group already had Linx’s shares classified as Short-term investments, so it received an amount of R$ 20,129 as dividends, recognized in Other income (expenses), net.

For further information, see Note 29.

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% Group's equity interest
Entity name	Principal activities	December 31, 2021	December 31, 2020
Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”) (Note 27 (a))	Merchant acquiring	100.00	67.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”) (b)	Merchant acquiring	100.00	-
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Financial assets register	100.00	100.00
MAV Participações S.A.	Technology services	100.00	100.00
MLabs Software S.A. (“MLabs”) (Note 29.2)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A (“Questor”) (Note 29.2)	Technology services	50.00	50.00
Sponte Informática S.A (“Sponte”) (Note 29.2)	Technology services	90.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 29.1)	Technology services	50.00	-
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 29.1)	Technology services	50.00	-
Trampolin Pagamentos S.A. (“Trampolin”) (Note 29.1)	Technology services	100.00	-
Mundipagg Tecnologia em Pagamentos S.A. (“Mundipagg”) (c)	Technology services	-	99.70
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) (a)	Technology services	-	58.10
Linx S.A. (“Linx”) (Note 29.1)	Technology services	100.00	-
Linx Sistemas e Consultoria Ltda. (b)	Technology services	100.00	-
Linx Telecomunicações Ltda. (b)	Technology services	100.00	-
Napse S.R.L. (“Napse Group”) (b)	Technology services	100.00	-
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”) (b)	Technology services	100.00	-
Synthesis IT Peru S.A.C. (“Napse Group”) (b)	Technology services	100.00	-
Synthesis Holding LLC. (“Napse Group”) (b)	Technology services	100.00	-
Synthesis US LLC (“Napse Group”) (b)	Technology services	100.00	-
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”) (b)	Technology services	100.00	-
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”) (b)	Technology services	100.00	-
Mercadapp Soluções em Software Ltda (b) (d)	Technology services	100.00	-
Hiper Software S.A. (b)	Technology services	100.00	-
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”) (Note 29.2)	Credit bureau services	53.05	53.05

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

		% Group's equity interest
Entity name	Principal activities	December 31, 2021	December 31, 2020
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC	Processing card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Brokers services	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd. (e)	Service provider	100.00	-
Stone Logística Ltda.	Logistic services	100.00	100.00
Collact Serviços Digitais Ltda. (“Collact”) (Note 29.1) (f)	Customer relationship management	100.00	-
Stone Franchising Ltda.	Franchising management	100.00	99.99
Cappta S.A. (“Cappta”)	Electronic fund transfer	58.48	56.73
Ametista Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	-
Esmeralda Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	-
Diamante Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	-
Safira Serviços Digitais Ltda. (b)	Electronic fund transfer	100.00	-
TAPSO FIDC (“FIDC TAPSO”)	Investment fund	100.00	100.00
TAPSO FIDC II (“FIDC TAPSO II”)	Investment fund	100.00	-
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Investment fund	100.00	100.00
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”) (b)	Investment fund	100.00	-
MPB Capital LLC	Investment company	100.00	100.00
DLP Capital LLC	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Holding company	100.00	100.00
STNE Participações S.A.	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A.	Holding company	100.00	100.00
VittaPar LLC. (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd	Holding company	53.05	53.05

(a)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital shareholding, for the total price of R$ 1, thus withdrawing from Linked’s shareholders. The Group derecognized all Linked’s assets and liabilities, including goodwill at acquisition and non-controlling interests in the subsidiary, resulting in R$ 12,746 of losses with the disposal.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Linx’s subsidiaries acquired by the Group through business combination with Linx (see details in Note 29.1).

(c)	Mundipagg was merged into Pagar.me on September 1, 2021.

(d)	Mercadapp was merged into Linx Sistemas on January 1st, 2022.

(e)	On February 3, 2021, StoneCo Pagamentos UK Ltd was formed to provide technical risk management services to StoneCo's group companies.

(f)	Collact was merged into Stone Pagamentos on January 1st, 2022.

The Group holds options to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 9,044 (2020 – R$ nil) were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.

2.2.	Associates

		% Groups's equity interest
Entity name	Principal activities	December 31, 2021	December 31, 2020
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
APP Sistemas S.A. (“APP”) (a)	Technology services	20.00	-
VHSYS Sistema de Gestão S.A. ("VHSYS") (d)	Technology services	-	33.33
Collact Serviços Digitais Ltda. (“Collact”) (b)	Custom relationship management	-	25.00
Delivery Much Tecnologia S.A. (“Delivery Much”) (c)	Food delivery marketplace	29.50	22.64

(a)	On August 20, 2021, the Group acquired a 20% interest in APP, a private company based in the State of São Paulo, Brazil, for R$ 1,641 through a loan agreement conversion. APP develops software directed to hotel segment, with which the Company expects to obtain synergies in its services to clients. The Group also holds an option to acquire an additional interest in the period from 2 to 3 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 30% interest in APP.

(b)	On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% additional interest. For more details, see Note 29.1.

(c)	On February 23, 2021, the Group acquired additional 6.85% interest in Delivery Much through capital increase of R$ 34,998. The initial acquisition occurred in 2020.

(d)	On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. For more details, see Note 29.1.

The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and no amounts in 2021 were recorded (2020 – R$ 7,220) in the consolidated statement of financial position as an asset under Derivative financial instruments.

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for some short and long-term investments, accounts receivable from card issuers, some trade accounts receivable, derivative financial instruments and other liabilities related to contingent consideration and provision of contingencies under business combinations that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group obtains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders”.

The Note 2.1 presents the list of the subsidiaries which is consolidated by the Company.

3.2.1.	Consolidation of a structured entity

Usually, the controlling of an investee is determined by the voting or similar rights of the investor. In some cases, the voting or similar rights of the investor on the investee is not the decisive factor to characterize the control. An entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity is denominated as a structured entity. Frequently, the voting rights on structured entities relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. In such cases, an investor’s consideration of the purpose and design of the investee shall also include consideration of the risks to which the investee was designed to be exposed, the risks it was designed to pass on to the parties involved with the investee and whether the investor is exposed to some or all of those risks.

Based on the contractual terms, the Group identified that some investments meet the definition of a structured entity under IFRS 10 – Consolidated Financial Statements and that controls these investments. See Note 4.7 for further details.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.3.	Segment information

The information by segment is prepared and disclosed based on internal reports made available to Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), who are chief operating decision-maker (“CODM”) of the Group. The group presents two reportable segments, StoneCo and Linx, for further details the information is available in Note 30.

3.4.	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, and readily convertible into cash.

3.5.	Foreign currency translation

3.5.1.	Financial statements in foreign currencies

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines its functional currency. Items included in the financial statements of each entity are measured using that functional currency. The functional currency for the majority of the Company’s subsidiaries is also the Brazilian real, except for Creditinfo Caribbean and Napse Group, which have their financial statements translated into Brazilian reais using (i) the exchange rates at the reporting date for assets and liabilities, (ii) an average exchange rate for profit or loss for each month, and (iii) the exchange rate at the transaction date for equity transactions. Exchange gains and losses arising from translating are recorded in OCI.

3.5.2.	Transactions in foreign currencies

Transactions in foreign currencies are initially recorded by the Group’s entities in their functional currency at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into each functional currency using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in the statement of profit or loss. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers and from the translation of the Group’s financial instruments denominated in foreign currencies.

3.6.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

3.6.1.	Financial assets

3.6.1.1.	Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 – Revenue from Contracts with Customers.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both, holding to collect contractual cash flows and selling.

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

3.6.1.2.	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

3.6.1.2.1.	Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other assets, loans to customers included in Trade accounts receivable originated from July 01, 2021 and receivables from related parties.

3.6.1.2.2.	Financial assets at FVOCI (debt instruments)

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss. This category is the most relevant to the Group and includes a single financial asset, which is accounts receivable from card issuers.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.6.1.2.3.	Financial assets at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably some of their equity investments under this category, included in long-term investments.

3.6.1.2.4.	Financial assets at FVPL

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes (i) bonds, investment funds and some equity investments under short-term investments and long-term investments, which the Group had not irrevocably elected to classify at FVOCI, (ii) derivative financial instruments, and (iii) loans to customers included in Trade accounts receivable originated until June 30, 2021 which the Group has irrevocably elected to classify as FVPL.

3.6.1.3.	Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized of the consolidated statement of financial position when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

The derecognition of a financial asset by the Group occurs manly in the definitive assignment of Accounts receivable from card issuers to third parties without substantial retention of risks and benefits of the assigned financial asset and without continuing involvement. The difference between the consideration received by the Group for the financial asset and its carrying amount is recognized under ¨Financial expenses, net¨.

3.6.1.4.	Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments measured at amortized cost or FVOCI. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The Group applies a simplified approach in calculating ECLs, therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs, provision matrix and days past due at each reporting date.

The Group applies a simplified approach on both Accounts receivable from card issuers and Trade accounts receivable. Accounts receivable from card issuers are considered contract assets that have a maturity of one year or less.

3.6.2.	Financial liabilities

3.6.2.1.	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other liabilities, loans and financing, and derivative financial instruments.

3.6.2.2.	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described as follows.

3.6.2.2.1.	Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. This category includes derivative financial instruments and contingent consideration included in other liabilities.

3.6.2.2.2.	Financial liabilities at amortized cost

After initial recognition, financial liabilities classified in this category are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category includes all financial liabilities, except derivative financial instruments and contingent consideration included in other liabilities. This category is the most relevant to the Group.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.6.2.3.	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

3.6.3.	Fair value of financial instruments

The Group measures financial instruments such as derivatives, at fair value at each balance sheet date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

• Level I - quoted prices in active markets for identical assets or liabilities;

• Level II - other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

• Level III - techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

3.6.4.	Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position, only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.6.5.	Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Some of the Group’s derivative financial instruments are used as cash flow hedge accounting instruments. The effective portion of gains or losses arising from changes in the fair value of these derivatives are usually recognized in equity, in “Other comprehensive income”. The ineffective portion is recognized in the statement of profit or loss, in “Financial expenses, net”.

If the hedged item is a highly probable forecast transaction (see Note 26.5) and this transaction materializes, resulting in the recognition of a non-financial asset, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related non-financial asset. If this transaction does not materialize, the amount that has been accumulated in the cash flow hedge reserve is immediately recognized in the statement of profit or loss, in “Financial expenses, net”.

If the hedged item is a financial instrument measured at amortized cost (Note 26.6) using the EIR method the amount accumulated in the cash flow hedge reserve is reclassified to profit or loss when the hedged cash flows impact the income statement. The method applied by the Group to reclassify the amounts is as follows: (i) the accrual interest portion of the derivative is also measured by the EIR method and recognized in the statement of profit or loss, in “Financial expenses, net”, following the hedged item accrual; and (ii) the remaining amounts related to fair value of hedging instrument is a temporal effect recognized in OCI at each reporting date, ultimately being recognized in profit or loss on the liquidation of the hedging instrument.

3.7.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

3.7.1.	Group as lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets for which the Group opts for recognition exemption. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

3.7.1.1.	Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The estimated useful lives for the right-of-use assets are as follows:

Estimated useful lives (years)
Offices	1-10
Vehicles	1-3
Equipment	2-10
Software	2-5

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.7.1.2.	Lease liabilities

At the commencement date of the lease, the Group recognizes under “Loans and financing” lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

3.7.1.3.	Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of offices, Pin Pads & POS (Point of Sale), software, vehicles and other equipment (contracts that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the low-value assets recognition exemption to leases of office equipment that are considered of low value (below US$ 5,000, as recommended by IASB). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

3.7.2.	Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancelable month-to-month lease contracts of Pin Pads & POS to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives on a straight-line basis. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in “Net revenue from subscription services and equipment rental” in the consolidated statement of profit or loss.

3.8.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for the Property and equipment are as follows:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Estimated useful lives (years)
Pin Pads & POS	5
IT equipment	3-10
Facilities	3-14
Property	34
Furniture and fixtures	3-10
Machinery and equipment	5-14
Vehicles and airplanes	2-10

Assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date and adjusted prospectively, if appropriate. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss. The Group also derecognizes under ¨Disposal of property and equipment¨ Pin Pads & POS held by customers that are not being used in the last 180 or 360 days, depending on the category of customer. In 2021 the useful life was reviewed and there was no change, as described in Note 4.2.

3.9.	Intangible assets, other than goodwill

3.9.1.	Software and development costs – initial recognition

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform are capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets along the development phase. Research and pre-feasibility development costs, as well as maintenance and training costs, are charged to profit or loss when incurred.

3.9.2.	Other intangible assets – initial recognition

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date.

3.9.3.	Subsequent recognition

The useful lives of intangible assets are assessed as finite or indefinite. As of December 31, 2021 the Group holds only trademarks and patents and goodwill as indefinite life intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives on a straight-line basis. Intangible assets with indefinite lives are not amortized. In both cases the intangible asset is tested for impairment whenever there is an indication that their carrying amount may not be recovered. For intangible assets with indefinite live, the impairment test is annually mandatory.

The carrying amount of an intangible asset is composed by their cost net of accumulated amortization and any impairment losses recognized.

The useful life and the method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when a change in the use pattern of the asset is identified. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates, with prospective effects.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives for the intangible assets are shown below:

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Estimate useful life (years)
Software	3-10
Customer relationship	2-34.5
Trademarks and patents	7-20
Non-compete agreement	5
Licenses	1-5

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss. In 2021 the useful life was reviewed and there was no change, as described in Note 4.2.

3.10.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (“CGU’s”) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

3.10.1.	Additional considerations about impairment on goodwill

Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of the business acquired with those of the Group. The goodwill is allocated to each of the acquirer’s CGU, or groups of CGUs, that is expected to benefit from the synergies of the business combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGU or groups of CGUs.

The Group tests whether goodwill has suffered any impairment on an annual basis, ever at December 31 of each year, and when circumstances indicate that the goodwill carrying amount may be impaired. Impairment losses relating to goodwill cannot be reversed in future periods. See Note 12.2 for a discussion of the model and key assumptions.

3.10.2.	Additional considerations about impairment on other non-financial assets

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase in the equity.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.11.	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

3.12.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include, but not limited to, prepaid software licenses, certain consulting services, insurance premiums and prepaid marketing expenses.

The amount recognized as asset in the statement of financial position is charged to the statement of profit or loss along the time in which the economic benefits associate with the prepayment flow to the entity.

As of December 31, 2021, the total is mainly represented by prepaid media to the Globo group in the amount of R$ 294,953. Under the terms of the agreement the amount is available to place media until 2025.

3.13.	Taxes

3.13.1.	Current income and social contribution taxes

Income taxes are comprised mainly of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for IRPJ (25%) and CSLL (9%), on an accrual basis, paying taxes based on the monthly estimate.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares.

3.13.2.	Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of goodwill or an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

3.13.3.	Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales taxes are recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

	Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (“PIS”) (a)	1.65%	0.65% - 1.65%	0.65%
Contribution on gross revenue for social security financing (“COFINS”) (a)	7.60%	3.00% - 7.60%	4.00%
Taxes on service (“ISS”) (b)	2.00% - 5.00%	—	—
Social security levied on gross revenue (“INSS”) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 22) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 9) and are offset on a monthly basis against Taxes payable (Note 16) and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 22) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

3.14.	Revenue and income

3.14.1.	Revenue from contracts with clients

Revenue is recognized when the Group has transferred control of the services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the services before transferring them to the client. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The revenue from contracts with clients of the Company is presented as follows.

3.14.1.1.	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and voucher cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients, therefore revenue is recognized at a point in time.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated

Other services mainly comprises:

i)	Membership fee charged from customers of specific products for which there is not a recurring fee charged for the use of Pin Pads & POS. The revenue is recognized at agreement inception, which is the moment when all risks and benefits of the transaction are transferred to the customer and the Company obtains the contractual rights related to fee;

ii)	Fee charged from customers due to services related to banking money-in volumes (transfers received under TED, Pix and “boleto” products and interchange represented by fees of transactions from other networks processed on credit and debit card issued by Stone), and money-out volumes (transfers made under products as Pix Out, wire transfers, bill payments, boletos paid, withdrawals, recharge and others transactions). The revenue is recognized at each transactions date.

3.14.1.2.	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation, business automatization solutions, services to provide the client with the right of use of software in a cloud-based infrastructure provided by the Company and its subsidiaries or by a third-party, or even based on the client’s own internal infrastructure, where the client has no right to end the contract and become the owner of the software or use in its IT infrastructure or a third-party’s infrastructure, and revenues related to technological support, helpdesk, equipment rental, software hosting service, payment for the use of tools and support teams located at the clients besides connectivity services, (ii) non-recurring services, that involves implementation services, including personalization, training, software licenses and other services, (iii) revenue from royalties of software licenses, and (iv) operating leases of electronic capture equipment to clients.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group’s non-recurring revenues are recognized in proportion to the stage of completion of the service, and revenue from royalties are recognized when (i) it is determined when all risks and rewards of the license are transferred upon the availability of the software and (ii) the amount may be reliably measured, and it is likely that any expected future economic benefits will be generated on behalf of the Company and its subsidiaries.

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors.

3.14.1.3.	Contracts with multiple performance obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.14.1.4.	Costs to obtain and fulfill a contract

The Group incurs in certain costs to obtain and fulfill a contract that are capitalized at the inception of the transaction. The cost comprises mainly commission to sellers in order to obtain a contract and logistic costs to fulfill a contract. The asset recognized is amortized on a straight-line basis over the expected life of merchants. As of December 31, 2021, the Group had a carrying amount of R$ 215,663 (2020 – R$ 90,832) recognized under Other assets and R$ 101,008 (2020 – R$ 36,737) as amortization recognized in the statement of profit or loss.

3.14.2.	Financial income

Comprised mainly of:

(i)	discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid;

(ii)	interest income on loans; and

(iii)	fair value adjustment on loans to customers included in Trade accounts receivable and designated at FVPL until June 30, 2021.

3.14.3.	Other financial income

Mainly comprised of interest generated by short-term investments, indexed to fixed and floating rates.

3.15.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund FIDC quota holders, and other debt structures, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.16.	Employee benefits

3.16.1.	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

3.16.2.	Share-based payments

The Group has equity settled share-based payment plans, under which the management commits shares to employees and non-employees in exchange for services.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.16.2.1.	Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. See Note 21.

3.16.3.	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the Company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.17.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is:

•	expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.18.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The assets acquired and liabilities assumed are measured at fair value, classified, and allocated according to the contractual terms, economic circumstances, and relevant conditions as at the acquisition date. The Group identifies and measures the assets acquired and liabilities assumed by the value obtained in preliminary assessments at the acquisition date. The Group has up to 12 months after each of the acquisitions to conclude the assessment and contracts a specialized independent consultancy to prepare an assessment report to the assets acquired and liabilities assumed at fair value. When the works are completed by the independent consultancy, the Company recognizes the difference between the preliminary amounts and the final amounts related to the acquisition on its statement of financial position and statement of profit or loss, as appropriated.

Subsequent to the initial recognition of Property and equipment and Intangible assets identified, the Company accounts the depreciation and amortization by the method and useful lives defined at the initial recognition based on the preliminary assessments until the final assessments are available.

Contingent liabilities recognized as of acquisition date are measured at fair value. Subsequently, until the liability is settled, cancelled or expires, they are recognized at the higher of the amount initially recognized or the amount that would be recognized under IAS 37.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss. In order to evaluate the contingent consideration, the Group considers different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market for similar financial instruments.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill indefinite useful life intangible assets recognized under business combination are tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired (see Notes 3.10.1 and 12.2 for more details).

3.19.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not have control, or joint control over those policies.

The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The statement of profit or loss reflects the Group’s share of the results of operations of the associate. Any change in OCI of those investees is presented as part of the Group’s OCI. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The aggregate of the Group’s share of profit or loss of an associate is shown on the face of the statement of profit or loss outside operating profit and represents profit or loss after tax and noncontrolling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within share of profit of an associate in the statement of profit or loss.

In case of loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

The Note 2 presents the list of the Group’s associates.

3.20.	IAS 29 Accounting and reporting standard in highly hyperinflationary economy

Considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in hyperinflationary economy (IAS 29) is mandatory to the subsidiary Napse S.R.L., located in Argentina.

Pursuant to IAS 29, non-cash assets and liabilities, the shareholders’ equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date.

IAS 29 is applicable after Linx acquisition, as stated in Notes 1.3 and 29 of the financial statements.

3.21.	Deferred revenue

As a result of the Linx acquisition, the Group records deferred revenue related to hours contracted by clients for rendering of services. Revenue is recognized after provision of service. In case billed amounts exceed services rendered plus recognized revenue, the difference is stated in the balance sheet as deferred revenue and presented in the statement of financial position as deferred revenue under “Other liabilities”.

Also, the Group records deferred revenue related to services paid by the clients but to be executed in the future from the conclusion of the contract with the client. The amount related to services paid by the client but to be executed in the future is recognized in the statement of financial position as deferred revenue under “Other liabilities”.

The amount recognized as deferred revenue in the statement of financial position is recycled to the statement of profit or loss along the time in which the promised services are executed.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.22.	New standards and amendments to standards and interpretations

3.22.1.	New standards and amendments to standards and interpretations adopted

Several amendments and interpretations apply for the first time in 2021, but do not have impact on the consolidated financial statements of the Group. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The analysis of the application of the amendments to standards and interpretations to the Group are discussed below.

3.22.1.1.	Amendment to IFRS 16 – extension of the practical expedient applied to COVID-19 related rent concessions

In May 2020, the IASB published an amendment to IFRS 16 that provided an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. On 31 March 2021, the IASB published an additional amendment to extend the date of the practical expedient from 30 June 2021 to 30 June 2022.

The Group has adopted the amendments on its effective date, April 1, 2021 and had no material impacts recognized in its financial statements.

3.22.1.2.	Interest amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – phase 2

Reform of the Reference Interest Rate with treatment of changes in cash flows, hedge accounting requirements and disclosures.

In August 2020, the IASB published Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With publication of the phase two amendments, the IASB has completed its work in response to IBOR reform. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

The Group has evaluated the content of this pronouncement and does not expect to have a significant impact on its financial statements.

3.22.2.	New standards and amendments to standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are presented below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

3.22.2.1.	Amendments to IAS 1: classification of liabilities as current or non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•	What is meant by a right to defer settlement;

•	That a right to defer must exist at the end of the reporting period;

•	That classification is unaffected by the likelihood that an entity will exercise its deferral right;

•	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.2.	Reference to the conceptual framework – amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 – Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.3.	Onerous contracts – costs of fulfilling a contract – amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making.

The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.4.	IFRS 9 – Financial instruments – fees in the ‘10 per cent’ test for derecognition of financial liabilities

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendment to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on its consolidated financial statements by applying these amendments.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.22.2.5.	Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction

These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences.

In May 2021, the Board issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group will apply the amendments for applicable transactions, on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have any impact on its consolidated financial statements by applying these amendments.

3.22.2.6.	IFRS 17 – insurance contracts

This standard replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. IFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts and investment contracts with discretionary participation features.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group is assessing the impact that the amendments will have on current practice and does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.7.	Proceeds before intended use – amendments to IAS 16

The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment (PP&E), any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.8.	Narrow scope amendments to IAS 1, practice statement 2 and IAS 8

In February 2021, the Board issued amendments to IAS 1, IFRS Practice Statement 2 Making Materiality Judgements (the PS) and to IAS 8. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group does not expect to have any impact on the Group’s consolidated financial statements on this apply.

3.22.2.9.	IAS 41 - Taxation in fair value measurements

The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The IAS 41 is not applicable to the Group’s consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

3.22.2.10.	First-time adoption of international financial reporting standards

The amendment to IFRS 1 simplifies the application of IFRS 1 by a subsidiary that becomes a first-time adopter after its parent in relation to the measurement of cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply the amendments for applicable transactions, on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group does not expect to have a material impact on the its consolidated financial statements by applying these amendments.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. The effective results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of matter differences between the estimative and effectives results in the future. Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date are described as follows.

4.1.	Measurement of loss allowance for expected credit losses

4.1.1.	Accounts receivable from card issuers

For Accounts receivable from card issuers, the Group uses a provision matrix to calculate ECLs. The provision rates are based on the internal credit rating that consider external information, such as ratings given by major rating agencies and forward-looking factors specific to the debtors and the economic environment.

4.1.2.	Trade accounts receivable

The provision rates are based on days past due for groupings of various client segments that have similar loss patterns (i.e., by product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision is initially based on the Group’s historical observed default rates. The Group calibrates to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s Accounts receivable from card issuers and Trade accounts receivable are disclosed in Notes 7 and 8 respectively.

4.2.	Property and equipment and Intangible assets useful lives

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

The Group evaluate the useful life of Property and equipment and Intangible assets and concluded that no change on the estimates of useful life and residual value of this assets was necessary for the period ended December 31, 2021.

4.3.	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The Group uses certain methodologies to estimate fair value which include the following:

•   estimation of fair value based on equity transactions with third parties close to the grant date;

•    other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

4.4.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If an indication was verified, the Group realize the impairment test. For the intangible assets with indefinite useful lives and goodwill, the Group tests these assets for impairment annually at the level of the CGU, in addition to when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed and further explained in Note 12.

4.5.	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. A significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

4.6.	Provisions for contingencies

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any cash outflow.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

4.7.	Consolidation of structured entities

The Group considers the FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III and FIC FIM STONECO to be structured entities as defined by IFRS 10. The participation of the Group in each of them is stated as follows:

	Subordinated quotas – held by the Group	Senior and/or mezzanine quotas – held by third parties
FIDC AR III	Approximately 10% of the total outstanding quotas	Approximately 90% of the total outstanding quotas
FIDC TAPSO	Approximately 99% of the total outstanding quotas	Approximately 1% of the total outstanding quotas
FIDC TAPSO II	100% of the total outstanding quotas	None
FIDC SOMA	100% of the total outstanding quotas	None
FIDC SOMA III	100% of the total outstanding quotas	None

Single class of quotas
FIC FIM STONECO	100% held by the Group
Retail Renda Fixa	100% held by the Group

The bylaws of these FIDCs and FIC FIM were established by us at their inception, and grant us significant decision-making authority over these entities. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns. During 2021, the structured entities FIDC SOMA IV and Santander Moving Tech RF Referenciado DI CP FI were closed.

In accordance with IFRS 10, the Group concluded it controls FIDC AR III, FIDC TAPSO, FIDC TAPSO II, FIDC SOMA, FIDC SOMA III, FIC FIM STONECO and Retail Renda Fixa, therefore, they are consolidated in the Group’s financial statements. The senior and mezzanine quotas, when applicable, are accounted for as a financial liability under “Obligations to FIDC quota holders” and the remuneration paid to senior and mezzanine quota holders is recorded as interest expense. See Note 17 for further details.

4.8.	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

4.9.	Incremental borrowing rate estimate on leases

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to obtain a borrowing over a similar term, and with a similar security, for acquire an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

4.10.	Expected life of merchants estimate on equipment rental

The recognition of revenue from equipment rental includes the preparation of estimates to determine the expected life of merchants, with the objective to recognize revenue on a straight-line basis and as a fixed monthly fee. The estimates are related to the average time that the merchant will process the transactions with the Group.

4.11.	Estimate of intangible assets, their useful life and contingent consideration on business combination

The process of accounting a business combination includes the use of (i) valuation techniques to determine the amounts of intangible assets identified, (ii) estimates to determine its useful life, and (iii) valuation techniques to estimate the contingent consideration included in the total consideration paid to acquire the companies. For more details about the application of these estimates on business combination, please refer to Note 29.

4.12.	Trade accounts receivable carried at amortized cost

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”). The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them.

After Linx acquisition, the Group carries Linx Pay’s accounts receivable from card issuers at amortized cost.

4.12.1.	Loans to customers originated from July 1st, 2021 carried at amortized cost

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at FVPL, irrespective of the business model.

The loans to customers originated from July 1, 2021, included in Trade accounts receivable, are held to collect payments of principal and interest and meet the SPPI test and as such are accounted for at amortized cost.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

5.	Cash and cash equivalents

	2021	2020

Denominated in R$	4,431,019	2,370,414
Denominated in US$	64,593	76,576
Denominated in other foreign currencies	33	-
	4,495,645	2,446,990

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021
Bonds (a)	645,826	1,336,344	-	-	1,982,170
Equity securities (b)	-	-	1,215,791	22,685	1,238,476
Investment funds (c)	-	10,867	-	-	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2020
Bonds (a)	675,599	6,464,154	-	-	7,139,753
Equity securities (b)	970,353	7,816	-	-	978,169
Investment funds (c)	-	10,136	-	-	10,136
	1,645,952	6,482,106	-	-	8,128,058

(a)	Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$ 344,032, R$ 1,336,344 and R$ 301,794 (2020 – R$ 465,538, R$ 6,463,986 and R$ 210,229) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2021, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using a cross-currency interest rate swap (Note 26.6). Liquidity risk is minimal.

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of December 31, 2021 was determined based on recent negotiations of the securities.

•	Assets at FVPL:

On May 24, 2021, the Group signed a definitive investment agreement with Banco Inter S.A. (“Banco Inter”), a leading and fast-growing digital bank in Brazil which allowed the Group to invest up to R$ 2,480,003 in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”). As part of the Investment, the Group acquired the right of first refusal in the case of change of control of Banco Inter, for a period of six years and according to certain price thresholds; and the right to join the Board of Directors of Banco Inter with one seat out of nine. We understand that the investment does not allow us to have significant influence on Banco Inter, so the investment is classified as fair value through profit or loss.

The change in fair value of equity securities at FVPL for December 31, 2021 was a loss of R$ 1,264,213, which was recognized in the statement of profit or loss.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

•	Assets as FVOCI:

On December 31, 2021, comprised mainly of ordinary shares in entities that are not traded in an active market (December 31, 2020 - comprised mainly of listed Linx shares that subsequently upon the business combination are considered part of the consideration paid).

The change in fair value of equity securities at FVOCI for the year ended December 31, 2021 was R$ 216,466 (2020 – R$ 40,336 and 2019 – R$ (938)), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	2021	2020

Accounts receivable from card issuers (a)	18,865,658	16,031,948
Accounts receivable from other acquirers (b)	436,035	287,972
Allowance for expected credit losses	(15,103)	(12,765)
	19,286,590	16,307,155

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2021, R$ 2,363,476 of the total Accounts receivable from card issuers are held by FIDC AR III (December 31, 2020 — R$ 4,437,285 held by FIDC AR II and FIDC AR III). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$ 451,618 (December 31, 2020 – R$450,217) guarantee the liability with debentures.

The movement in the allowance for expected credit losses of accounts receivable from card issuers is as follows:

	2021	2020

At January 1	12,765	7,236
Charge for the year	8,820	6,626
Reversal	(6,482)	(1,097)
At December 31	15,103	12,765

Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

history of defaults and the expected nature and level of risk associated with receivables. See Notes 3.6.1.4 and 4.1.1 for further details.

Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 26.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	2021	2020

Loans designated at FVPL (a)	511,240	1,646,685
Accounts receivable from subscription services	232,109	13,591
Accounts receivable from equipment rental	159,771	113,446
Allowance for expected credit losses	(80,418)	(32,463)
Chargeback	26,783	15,378
Others trade accounts receivable	96,236	41,319

	945,721	1,797,956

Current	886,126	1,415,850
Non-current	59,595	382,106

(a)	The Group has irrevocably elected to classify loans originated until June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III. The Company changed its business model, and therefore, loans originated since July 1st, 2021 are valued at amortized cost, as disclosed in Note 4.12.1.

The Group records an allowance for expected credit losses of trade accounts receivable based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Notes 3.6.1.4 and 4.1.1 for further details.

The movement in the allowance for expected credit losses of trade accounts receivables is as follows:

	2021	2020

At January 1	32,463	23,656
Business combination (a)	10,401	-
Charge for the year	73,510	30,372
Reversal	(3,876)	(269)
Write-off	(32,080)	(21,296)
At December 31	80,418	32,463

(a) Refers to Linx acquisition (Note 29.1).

9.	Recoverable taxes

	2021	2020

Withholding income tax on finance income (a)	86,340	22,276
Income tax and social contribution	79,640	-
Others withholding income tax	30,454	17,137
Contributions over revenue (b)	25,532	14,922
Other taxes	8,592	2,030
	230,558	56,365

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

10.	Income taxes

Income taxes are comprised of taxation over operations in Brazil and abroad, related to Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

10.1.	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Profit (loss) before income taxes	(1,445,554)	1,127,662	1,090,655
Brazilian statutory rate	34%	34%	34%
Tax benefit/(expense) at the statutory rate	491,488	(383,405)	(370,823)

Additions (exclusions):
Mark-to-market on equity securities designated at FVPL	(429,832)	-	-
Gain (loss) from entities not subject to the payment of income taxes	3,931	98,376	47,782
Other permanent differences	4,325	(4,777)	6,039
Equity pickup on associates	(3,548)	(2,359)	(275)
Unrecorded deferred taxes	(40,165)	(31,531)	(2,030)
Use of tax losses previously unrecorded	-	-	5,163
Unrealized gain on previously held interest on acquisition	6,161	1,017	-
Interest payments on net equity	5,933	12,276	10,102
Previsouly unrecognized deferred income tax (temporary differences and tax losses)	22,492	-	-
R&D Tax Benefits	4,688	13,107	8,188
Other tax incentives	2,733	7,080	9,394
Total income tax and social contribution benefit/(expense)	68,206	(290,216)	(286,460)
Effective tax rate	5%	26%	26%

Current income tax and social contribution	(171,621)	(216,886)	(217,228)
Deferred income tax and social contribution	239,827	(73,330)	(69,232)
Total income tax and social contribution benefit/(expense)	68,206	(290,216)	(286,460)

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

10.2	. Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

	2021	2020
At January 1	77,611	182,094
Assets at FVOCI	102,295	(14,020)
Additions arising from business combinations	(605,423)	(17,133)
Amounts recognized in income statement:
Losses available for offsetting against future taxable income	160,287	(39,949)
Tax credit carryforward	(12,377)	51,063
Tax deductible goodwill	(12,225)	(12,226)
Share-based compensation	8,457	6,535
Temporary differences under FIDC	(3,020)	1,563
Amortization of assets arising from business combinations	27,872	8,981
Assets at FVPL	70,705	(69,357)
Technological innovation benefit	(3,061)	(5,968)
Others	3,189	(13,972)
At December 31	(185,690)	77,611

10.3	. Deferred income taxes by nature

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the year.

	2021	2020
Losses available for offsetting against future taxable income	244,868	84,581
Deferred tax on other temporary differences	73,618	85,995
Assets at FVOCI	127,335	25,040
Tax deductible goodwill	36,676	48,901
Share-based compensation	41,150	32,693
Temporary differences under FIDC	(69,556)	(66,536)
Deferred income taxes arising from business combinations	(616,665)	(39,113)
Assets at FVPL	(4,583)	(75,288)
Technological innovation benefit	(18,493)	(15,432)
Others	(40)	(3,230)
Deferred tax, net	(185,690)	77,611

10.4	. Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 104,920 (December 31, 2020 – R$ 36,906) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Property and equipment

11.1. Changes in Property and equipment

	Balance at 12/31/2020	Additions	Disposals (a)	Transfers	Effects of hyperinflation (IAS 29)	Business combination	Balance at 12/31/2021
Cost
Pin Pads & POS	736,775	851,106	(107,555)	-	-	17,945	1,498,271
IT equipment	128,244	78,139	(4,229)	(2,747)	-	47,136	246,543
Facilities	40,524	14,011	(4,282)	2,818	(8)	37,123	90,186
Machinery and equipment	18,242	1,496	(126)	2,683	30	3,451	25,776
Furniture and fixtures	14,629	2,858	(819)	64	8	8,014	24,754
Vehicles and airplane	16,261	30,594	(13,058)	-	43	9,746	43,586
Construction in progress	81	20,197	(5,255)	(2,818)	-	1,873	14,078
Right-of-use assets - equipment	-	536	(854)			4,947	4,629
Right-of-use assets - vehicles	20,007	13,670	(2,130)	-	-	-	31,547
Right-of-use assets - offices	126,571	73,506	(35,144)	-	-	73,396	238,329
	1,101,334	1,086,113	(173,452)	-	73	203,631	2,217,699
Depreciation
Pin Pads & POS	(248,704)	(204,355)	14,713	-	-	-	(438,346)
IT equipment	(57,801)	(40,092)	2,340	-	-	-	(95,553)
Facilities	(17,180)	(9,306)	1,420	-	-	-	(25,066)
Machinery and equipment	(14,140)	(3,756)	35	-	-	-	(17,861)
Furniture and fixtures	(3,882)	(1,821)	187	-	-	-	(5,516)
Vehicles and airplane	(1,544)	(5,227)	4,273	-	-	-	(2,498)
Right-of-use assets - equipment	-	(505)	-	-	-	-	(505)
Right-of-use assets - Vehicles	(6,906)	(8,545)	1,264	-	-	-	(14,187)
Right-of-use assets - Offices	(33,943)	(37,023)	22,319	-	-	-	(48,647)
	(384,100)	(310,630)	46,551	-	-	-	(648,179)

Property and equipment, net	717,234	775,483	(126,901)	-	73	203,631	1,569,520

(a)	Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business combination	Balance at 12/31/2020
Cost
Pin Pads & POS	512,933	327,149	(66,131)	(37,176)	-	736,775
IT equipment	91,656	35,642	(3,487)	-	4,433	128,244
Facilities	22,742	5,680	(18)	10,635	1,485	40,524
Machinery and equipment	16,671	983	(47)	-	635	18,242
Furniture and fixtures	10,488	2,687	(110)	562	1,002	14,629
Vehicles and airplane	90	16,033	-	-	138	16,261
Construction in progress	1,020	10,280	(22)	(11,197)	-	81
Right-of-use assets - vehicles	10,395	15,098	(5,486)	-	-	20,007
Right-of-use assets - offices	104,891	37,042	(17,548)	-	2,186	126,571
	770,886	450,594	(92,849)	(37,176)	9,879	1,101,334
Depreciation
Pin Pads & POS	(141,297)	(119,310)	11,903	-	-	(248,704)
IT equipment	(35,700)	(21,362)	1,644	-	(2,383)	(57,801)
Facilities	(11,769)	(4,869)	6	-	(548)	(17,180)
Machinery and equipment	(9,114)	(4,630)	14	-	(410)	(14,140)
Furniture and fixtures	(2,161)	(1,408)	25	-	(338)	(3,882)
Vehicles and airplane	(57)	(1,363)	-	-	(124)	(1,544)
Right-of-use assets - vehicles	(3,882)	(8,256)	5,232	-	-	(6,906)
Right-of-use assets - offices	(18,299)	(24,137)	9,149	-	(656)	(33,943)
	(222,279)	(185,335)	27,973	-	(4,459)	(384,100)

Property and equipment, net	548,607	265,259	(64,876)	(37,176)	5,420	717,234

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

11.2. Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2021	2020	2019

Cost of services	299,240	162,202	100,070
General and administrative expenses	161,331	59,593	49,358
Selling expenses	46,798	34,499	13,968
Depreciation and Amortization charges	507,369	256,294	163,396
Depreciation charge	310,630	185,335	125,749
Amortization charge (Note 12.1)	196,739	70,959	37,647
Depreciation and Amortization charges	507,369	256,294	163,396

11.3. Impairment test

As of December 31, 2021, 2020 and 2019, there were no indicators of impairment of property and equipment. Property and equipment were tested for impairment at the CGU level in connection with intangible assets and investments in associates, as described in Note 12.2.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Intangible assets

12.1.	Changes in Intangible assets

	Balance at 12/31/2020	Additions (a)	Disposals (b)	Transfers	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 12/31/2021
Cost
Goodwill - acquisition of subsidiaries	654,044	349	(8,630)	-	-	46	5,070,034	5,715,843
Customer relationship	155,101	2,150	-	-	-	(154)	1,491,973	1,649,070
Trademark use right	12,491	-	-	-	-	-	-	12,491
Trademarks and patents	3,728	1,549	(13)	-	-	-	227,718	232,982
Software	204,649	204,316	(18,660)	25,167	368	(1,435)	540,381	954,786
Licenses for use - payment arrangements	25,250	15,104	-	(3,669)	-	-	-	36,685
Operating license	-	-	-	-	-	(352)	7,121	6,769
Exclusivity right	38,827	-	-	-	-	-	(38,827)	-
Software in progress	26,246	35,552	(8,910)	(21,498)	-	-	-	31,390
Right-of-use assets - Software	66,837	5,626	-	-	-	-	-	72,463
	1,187,173	264,646	(36,213)	-	368	(1,895)	7,298,400	8,712,479
Amortization
Customer relationship	(50,543)	(53,114)	-	-	-	104	-	(103,553)
Trademark use right	(12,491)	-	-	-	-	-	-	(12,491)
Trademarks and patents	(793)	2,741	-	-	-	-	-	1,948
Software	(55,508)	(109,836)	1,212	(2,867)	-	266	-	(166,733)
Licenses for use - payment arrangements	(13,295)	(943)	-	2,867	-	-	-	(11,371)
Operating license	-	(5,790)	-	-	-	278	-	(5,512)
Exclusivity right	(647)	647	-	-	-	-	-	-
Right-of-use assets - Software	(14,010)	(30,444)	-	-	-	-	-	(44,454)
	(147,287)	(196,739)	1,212	-	-	648	-	(342,166)

Intangible assets, net	1,039,886	67,907	(35,001)	-	368	(1,247)	7,298,400	8,370,313

(a)	Of the total software additions, R$ 11,271 refers to Nodis asset acquisition (Note 29.3). The estimated useful life is 10 years.

(b)	Of the total disposals, R$ 2,407 refers to the sale of Linked (Note 2.1 (a)).

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance at 12/31/2019	Additions	Disposals	Transfers	Business combination	Balance at 12/31/2020
Cost
Goodwill - acquisition of subsidiaries	143,194	-	-	-	510,850	654,044
Customer relationship	99,368	4,300	-	-	51,433	155,101
Trademark use right	12,491	-	-	-	-	12,491
Trademarks and patents	1,732	7	-	-	1,989	3,728
Software	134,612	37,477	(11,899)	27,561	16,898	204,649
Licenses for use - payment arrangements	11,518	9,035	-	-	4,697	25,250
Operating license	-	-	-	-	-	-
Exclusivity right	-	-	-	-	38,827	38,827
Software in progress	20,032	32,654	(190)	(27,561)	1,311	26,246
Right-of-use assets - software	37,513	66,837	(37,513)	-	-	66,837
	460,460	150,310	(49,602)	-	626,005	1,187,173
Amortization
Customer relationship	(37,093)	(13,450)	-	-	-	(50,543)
Trademark use right	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	(448)	(345)	-	-	-	(793)
Software	(26,515)	(34,099)	9,438	-	(4,332)	(55,508)
Licenses for use - payment arrangements	(6,046)	(4,240)	-	-	(3,009)	(13,295)
Operating license	-	-	-	-	-	-
Exclusivity right	-	(647)	-	-	-	(647)
Right-of-use assets - software	(4,168)	(18,178)	8,336	-	-	(14,010)
	(86,761)	(70,959)	17,774	-	(7,341)	(147,287)

Intangible assets, net	373,699	79,351	(31,828)	-	618,664	1,039,886

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

12.2.	Impairment test

As of December 31, 2021, and 2020, there were no indicators of impairment of finite-life intangible assets.

The Group performs its impairment testing for goodwill by testing the impairment of the CGU (or group of CGUs) that contains goodwill. On December 31, 2021, the Group has six different CGU’s, defined considering whether cash flows of one CGU are largely independent of other CGUs. The table below presents a description of the GCU’s:

CGU	Goodwill allocated	Indefinite useful-life intangible assets allocated	Description
CGU 1 – Linx Group	5,037,584	214,579	This CGU comprise all the companies acquired in the business combination with Linx. The Group considers that these companies represent a stand-alone separate business, as well have synergies in infrastructure, development, and commercial design.
CGU 2 – Technology enterprises	203,009	6,637	In this CGU are included the technology companies that aim to provide new offers to customers related to the technology platform of the Group. This CGU includes operating companies and their respective holding companies.
CGU 3 – Questor	16,726	5,734	This CGU comprises only Questor, which is considered by the Group as a technology enterprise, but without synergies and correlated business with the companies included in the CGU 2. Due to that, is treated as a separate CGU.
CGU 4 – Creditinfo Caribbean	24,179	-	Due to the specificity of credit bureau services provided by the Creditinfo Caribbean and its independence of the other Group’s companies, Creditinfo Caribbean is considered a separate CGU.
CGU 5 – Financial assets register	-	-	This CGU comprises only TAG, which activity is related to financial assets registration. Due to the specific service provided by this company and its independence of the other Group’s companies, the Group considers TAG as a separate CGU.
CGU 6 – Financial solutions	434,342	14,481	Companies related to financial solutions are included in this CGU. The Group considers these companies as a CGU due the integrated financial solutions provided by them, as capture, processing, transmission, and financial liquidation of transactions with debit and credit card, among other services. This CGU includes operating companies and their respective holding companies.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The Group performed its annual impairment test as of December 31, 2021 and 2020 which did not result in the need to recognize impairment losses on the carrying amount of any of the CGUs.

The recoverable amount of the Group’s CGUs as of December 31, 2021 and 2020 has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a period from 5 to 10 years depending on the characteristics of each CGU.

The key assumptions used in value in use calculation are as follows:

•	Average free cash flow to equity between five and ten years for the forecasted period. The use of a ten-year period for the CGU Linx Group results mainly from the fact that some of the software offerings for specific segments are at their initial stages of operations within high growth markets and that operational synergies are expected by the Group.

•	Average annual growth rate over the five to ten-year forecast period, based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts.

•	Considered a pre-tax discount rate applied to cash flow between 10.5% and 18.0% (2020 – 10.5%), based on long-term interest rate, country risk premium, industry adjusted beta and other variables.

•	Considered a perpetuity growth rate between 4.3% and 6.5% (2020 – 5.0%), based on long-term local inflation and real growth.

The Group carried out a sensitivity analysis of the impairment test considering four independent scenarios of key assumptions deterioration, as described below:

•	an increase of 100 basis points in pre-tax discount rate;

•	a decrease of 10.0% in the value of the free cash flow to equity for all projected years;

•	a decrease of 50 basis points in perpetuity rate applied after the last year of projected cash flow;

•	a decrease of 10.0% in the value of the expected synergies originated in the business combination with Linx for all projected years.

The impairment test would not result in an impairment loss on any of the CGUs carrying amounts in any of the four independent scenarios described above.

13.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

14.	Trade accounts payable

	2021	2020

Domestic trade accounts payable	369,876	178,050
Foreign suppliers	1,718	156
Other	953	2,285
	372,547	180,491

Accounts payable are unsecured and the average payment term is 95 days. The carrying amount of accounts payable is close to fair value, due to their short-term nature.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

15.	Labor and social security liabilities

	2021	2020

Accrued annual payments and related social charges	210,957	142,552
Labor liabilities and related social charges	95,139	111,809
Total labor and social security liabilities	306,096	254,361
Current	273,347	173,103
Non-current	32,749	81,258

16.	Taxes payable

	2021	2020

Income tax (IRPJ and CSLL) (a)	107,014	55,794
Contributions over revenue (PIS and COFINS) (b)	26,392	23,502
Withholding income tax (c)	22,640	12,021
Taxes on services (ISS) (d)	8,449	8,635
Withholding taxes from services taken (e)	6,362	5,969
Social security levied on gross revenue (INSS) (f)	564	503
Other taxes and contributions	5,032	411
	176,453	106,835

(a)	The expense for current income tax is recognized in the statement of profit or loss under "Income tax and social contribution" against tax payable. For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 9).

(b)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(c)	For some entities in the Group, advances for the payment of income tax expense is recognized during the tax year and are recognized as an asset under Recoverable taxes (Note 9).

(d)	ISS is recognized as deductions to gross revenue against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(e)	Amount relative to PIS, COFINS, IRPJ and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(f)	The entities Linx Sistemas, Equals, Hiper, Cappta, Vitta Tecnologia em Saúde S.A and Questor pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Loans and financing and Obligations to FIDC quota holders

17.1.	Composition of loans and financing and obligations to FIDC quota holders

	Average annual interest rate %	Maturity	Current portion	Non-current portion	Balance at 12/31/2021

Obligations to FIDC AR quota holders (17.3.1)	CDI Rate* + 1.50%	Aug/23	1,273,675	932,368	2,206,043
Obligations to FIDC TAPSO quota holders (17.3.2)	CDI Rate* + 1.50%	Mar/22	21,131	-	21,131
Obligations to FIDC quota holders			1,294,806	932,368	2,227,174

Leases (Note 17.3.4)	105.7% to 151.8% of CDI Rate*	Jan/22 to Jun/29	66,531	206,924	273,455
Bonds (Note 17.3.5)	CDI Rate* + 3.15%	Jun/28	4,592	2,760,018	2,764,610
Bank borrowings (Note 17.3.6)	CDI + 0.75% a.a. to CDI + 1.50% a.a.	Three to eighteen months	2,108,123	589,518	2,697,641
Debentures (Note 17.3.8)	109.0% of CDI Rate*	Jul/22	399,509	-	399,509
Loans and financing			2,578,755	3,556,460	6,135,215

	Average annual interest rate %	Maturity	Current portion	Non-current portion	Balance at 12/31/2020

Obligations to FIDC AR quota holders (Note 17.3.1)	106.0% of CDI Rate* / CDI Rate* + 1.50%	Jun/21, Aug/23	1,939,645	2,174,670	4,114,315
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	CDI Rate* + 1.15%	Mar/21	20,476	-	20,476
Obligations to FIDC SOMA quota holders (Note 17.3.3)	CDI Rate* + 4.0% to 7.0%	Dec/23	-	239,759	239,759
Obligations to FIDC quota holders			1,960,121	2,414,429	4,374,550

Leases (Note 17.3.4)	105.7% - 151.8% of CDI Rate*	Jan/21 to Jun/29	48,856	126,005	174,861
Bank borrowings (Note 17.3.6)	CDI Rate* + 0.68% to 1.20%	Jan/21 to Mar/21	390,830	-	390,830
Loans with private entities (Note 17.3.7)	109.8% of CDI Rate*	Sep/21	745,051	-	745,051
Debentures (Note 17.3.8)	109.0% of CDI Rate*	Jul/22	-	398,358	398,358
Loans and financing			1,184,737	524,363	1,709,100

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil, the average rate of 2021 was 4.42% (2020 – 2.76%).

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

17.2.	Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2020	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 12/31/2021

Obligations to FIDC AR quota holders (Note 17.3.1)	4,114,315	-	-	(2,064,720)	-	-	156,448	2,206,043
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	20,476	-	-	(708)	-	-	1,363	21,131
Obligations to FIDC SOMA quota holders (Note 17.3.3)	239,759	584,191	-	(864,747)	-	-	40,797	-
Leases (Note 17.3.4)	174,861	92,802	(14,474)	(83,610)	88,879	62	14,935	273,455
Bonds (Note 17.3.5)	-	2,477,408	-	(55,497)	-	282,580	60,119	2,764,610
Bank borrowings (Note 17.3.6)	390,830	9,222,889	-	(7,294,101)	258,797	-	119,226	2,697,641
Loans with private entities (Note 17.3.7)	745,051	-	-	(770,372)	-	-	25,321	-
Debentures (Note 17.3.8)	398,358	-	-	(17,596)	-	-	18,747	399,509
	6,083,650	12,377,290	(14,474)	(11,151,351)	347,676	282,642	436,956	8,362,389

	Balance at 12/31/2019	Additions	Disposals	Payment	Business Combination	Interest	Balance at 12/31/2020

Obligations to FIDC AR quota holders (Note 17.3.1)	3,690,542	2,476,906	-	(2,169,073)	-	115,940	4,114,315
Obligations to FIDC TAPSO quota holders (Note 17.3.2)	20,352	-	-	(514)	-	638	20,476
Obligations to FIDC SOMA III quota holders (Note 17.3.3)	-	239,232	-	-	-	527	239,759
Leases (Note 17.3.4)	124,758	118,977	(36,919)	(41,373)	1,592	7,826	174,861
Bank borrowings (Note 17.3.6)	1,777,083	3,996,820	-	(5,422,211)	-	39,138	390,830
Loans with private entities (Note 17.3.7)	738,456	-	-	(17,652)	-	24,247	745,051
Debentures (Note 17.3.8)	394,997	-	-	(8,769)	-	12,130	398,358
	6,746,188	6,831,935	(36,919)	(7,659,592)	1,592	200,446	6,083,650

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

17.3.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.

17.3.1	Obligations to FIDC AR quota holders

In June 2019, the fourth series of senior quotas was issued, with an amount of up to R$ 1,620,000, and maturity in 2021. They were issued for 24 months, with a grace period of 18 months to repay the principal amount. During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark return rate is 106.0% of the CDI rate.

In August 2020, the first series of FIDC AR III senior quotas was issued, with an amount of up to R$ 2,500,000, and maturity in 2023. They were issued for 36 months, with a grace period of 15 months to repay the principal amount. During the grace period, the payment of interest will be made every three months. After this period, the amortization of the principal and the payment of interest will be every three months. The benchmark return rate is CDI + 1.5% per year.

Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II.

17.3.2	Obligations to FIDC TAPSO quota holders

In October 2019, the Group raised a total of R$ 20,000, by issuing six-month mezzanine quotas of the FIDC TAPSO to an institutional investor. The mezzanine quotas had a benchmark return rate of 115.0% of the CDI rate per year and, at the end of the six months, they would have been fully redeemed. However, in March 2020 the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2021, with a new benchmark return rate of CDI + 1.15% per year.

In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022 and the benchmark return rate became 100% of the CDI + 1.50% per year.

17.3.3	Obligations to FIDC SOMA quota holders

In December 2020, the Group completed the issuance of R$ 580,000 of FIDC SOMA III quotas senior and mezzanine, raising R$ 493,000 in third-party capital for its credit solution, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which would be amortized over the course of the series) and R$ 246,500 (with a monetary restatement of R$ 1,434) were received in the first quarter of 2021. FIDC SOMA III is structured with senior and mezzanine quotas held by institutional investors for a 36-month period, while Stone Pagamentos holds the subordinated quotas. The senior quotas reached R$ 348,000 with a benchmark return rate of CDI + 4.0% per year. The mezzanine quotas reached R$ 145,000 and the benchmark return rate is CDI + 7.0% per year.

The total issuance of SOMA IV to third party investors was R$ 340,000 (R$ 336,257 net of the offering transaction costs, which would be amortized over the course of the series).

In the fourth quarter of 2021, the Group liquidated SOMA III and SOMA IV senior and mezzanine quotas.

17.3.4	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

17.3.5	Bonds

In June 2021, the Group issued its inaugural dollar bonds, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

17.3.6	Bank borrowings

During 2020 and 2021 the Group increased its options of financial funding by issuing CCBs (Bank Credit Notes). The principal and the interests of this type of loan are paid at maturity, which is between three to eighteen months. The proceeds of these loans were used mainly for the prepayment of receivables. As of December 31, 2021, the outstanding was R$ 2,697,641.

17.3.7	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction was a revolving loan, whose benchmark return rate was 103.0% of the CDI Rate and had a maturity of 12 months. Accounts receivables from card issuers were used as collateral, in the equivalent amount of 106% of loan balance.

In October 2019 the Group renewed this loan contract for another two years, with a benchmark return rate equivalent to 109.8% of the CDI rate.

In 2021, loans with private entities that were collateralized by financial assets were settled through the definitive transfer of the risks and rewards of ownership related financial assets. Therefore, both the financial liability and the related financial asset, recognized in “Accounts receivable from card issuers”, were written off in the statement of financial position.

17.3.8	Debentures

On June 12, 2019 Stone Pagamentos approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, received between June and July, maturing in 2022. The Debentures are secured by Stone Pagamentos’ accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

18.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

18.1.	Transactions with related parties

The following transactions were carried out with related parties:

	2021	2020	2019
Sales of services
Associates (legal and administrative services) (a)	23	11	11
Entity controlled management personnel (b)	10	-	-
	33	11	11
Purchases of goods and services
Entity controlled management personnel (c)	(1,531)	(16,652)	(10,029)
Associates (transaction services) (d)	(1,119)	(2,032)	(451)
Service provider (e)	(440)	-	-
	(3,090)	(18,684)	(10,480)

(a)	Related to services provided to VHSYS.

(b)	Related to changes in exchange rates with travel services reimbursed to VCK Investment Fund, companies owned by related parties.

(c)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda and VCK Investment Fund, companies owned by related parties.

(d)	Related mainly to expenses paid to Collact in the period from January to June 2021 and VHSYS from January to March 2021 due to new customers acquisition.

(e)	Related to strategic consulting for data science with LAMPS Desenvolvimento Ltda, company owned by related parties.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

As of December 31, 2021, some officers and directors were subscribed to the Group’s banking solution. The total amount recognized in Deposits from banking customers is R$ 36 (December 31, 2020 – R$ 33).

18.2.	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2021	2020

Loans to management personnel	4,663	4,149
Convertible loans	57	3,051
Receivables from related parties	4,720	7,200

As of December 31, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

18.3.	Key management personnel compensation

Management includes executive officers and members of board of directors of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the years ended December 31, 2021 and 2020, compensation expense was as follows:

	2021	2020
Short-term benefits	13,621	15,202
Share-based payments (Note 25)	29,332	32,305
	42,953	47,507

19.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions.

19.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total
Balance at December 31, 2019	8,876	688	-	9,564
Additions	3,567	409	-	3,976
Reversals	(1,389)	(328)	-	(1,717)
Interests	481	39	-	520
Payments	(1,963)	(230)	-	(2,193)
Balance at December 31, 2020	9,572	578	-	10,150
Additions	12,376	6,090	184	18,650
Reversals	(4,773)	(8,249)	(1,365)	(14,387)
Interests	1,847	402	4,068	6,317
Payments	(9,318)	(58)	(804)	(10,180)
Business combination (a)	5,906	17,620	147,773	171,299
Balance at December 31, 2021	15,610	16,383	149,856	181,849

(a)	As part of the Linx acquisition we have recorded an amount of R$ 164,259 related to civil, labor and tax legal suits of the PPA Linx contingency and R$ 7,040 related to tax contingencies of Questor.

Under business combination rules, the Company recognized a provision for tax treatments adopted when calculating income tax and social contribution on net income. The provision recorded as of December 31, 2021 regarding tax matters on business acquired from Linx Sistemas represents R$ 82,012.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

19.2. Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	2021	2020
Civil	130,908	46,169
Labor	62,299	15,024
Tax	30,324	-
Total	223,531	61,193

The nature of the civil, labor and tax litigations is summarized as follows:

•	The Group is part of two lawsuits filed by a financial institution against merchants accredited to Stone. In the lawsuits, Stone was requested to abstain from prepaying receivables related to any credits from the accredited merchants, originating from credit and debit cards, in addition to having been requested that the amounts arising from the transactions be paid at the bank's domicile of the financial institution claiming the action. Due to the lack of effective involvement of the company in the merits of the case, the provision is for possible loss in the total amount of R$ 12,579 as of December 31, 2021 (R$ 10,835 as of December 31, 2020).

•	The Group is party of a series of lawsuits brought by merchants characterized as customers of a sub-acquirer previously served by Stone. This sub-acquirer had difficulties in settling the funds of debit and credit transactions carried out by the aforementioned establishments and the total amount of possible loss of the actions in which Stone was called, on December 31, 2021 was R$ 8,186 (R$ 1,255 on December 31, 2020).

•	The Group is party to a collection lawsuits filed by a commercial partner, responsible for part of the capture and indication of commercial establishments to be accredited, with exclusivity, to the MNLT and Stone system, which was ended by the Group. The amount considered as a possible loss is R$ 9,728 (R$ 103 as of December 31, 2020).

•	The Group is also a party to a lawsuit filed by a financial institution victim of fraud. It requests the retention and repatriation of amounts possibly spuriously transacted through the Company's payment systems. The amount considered as a possible loss is R$ 6,249 as of December 31, 2021 (R$ 5,631 as of December 31, 2020).

•	The Group is party to lawsuits connected with its operation. The demands are related to (i) risk analysis and retention of receivables, (ii) risk analysis related to the payment account operation, (iii) credit concession operation by SCD, (iv) disputed transactions through credit card (Chargebacks). The total amount involved in those lawsuits and considered as a possible loss is R$ 35,088 as of December 31, 2021 (R$ 7,939 as of December 31, 2020).

•	In the labor courts, the Group can be, sued in two cases: (i) actions by former employees and (ii) actions by former employees of outsourced companies, contracted by Stone. In these lawsuits, we have two recurring requests: placement in a different job category and payment of overtime. The total amount involved in those lawsuits and considered as a possible loss is R$ 23,756 for which the risk of loss is possible as of December 31, 2021 (R$ 10,335 as of December 31, 2020). There are no individual representative case.

•	As of December 31, 2021, the Company has a dispute against a market participant from register of receivables regarding amounts charged considered undue by the Group. The amounts recognized by the Company were R$ 1,185, recorded as probable contingencies, and there is an amount as a possible loss of R$ 27,203 that the company understands to be a possible loss.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

•	Action for annulment of tax debits regarding the tax assessment assessed by the State Treasury Attorney's office on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the updated tax amount for failure to issue ancillary obligations tax. As of December 31, 2021, the updated amount recorded as probable loss is R$ 21,934, and the amount of R$ 27,376 is considered as a possible loss (contingency arising from Linx´s acquisition).

19.3. Judicial deposits

For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of December 31, 2021 is R$ 14,887 (2020 - R$ 20,448), which are included in Other assets in the non-current assets.

20.	Equity

20.1.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

20.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the issuances and repurchases of shares during 2021 and 2020:

	Number of shares
	Class A	Class B	Total
At December 31, 2019	178,688,584	98,678,252	277,366,836

Business combination (a)	203,378	-	203,378
2020 Follow on (b)	31,481,250	-	31,481,250
Vested awards (c)	210,378	-	210,378
Conversions	46,895,550	(46,895,550)	-

At December 31, 2020	257,479,140	51,782,702	309,261,842

Issuance (d) (e) (f)	3,132,970	-	3,132,970
Conversions	5,741,517	(5,741,517)	-
Vested awards (g)	136,436	-	136,436

At December 31, 2021	266,490,063	46,041,185	312,531,248

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

As of December 31, 2021, and 2020, all issued shares were paid in full.

(a)	On May 29, 2020, the Company issued 203,378 shares as payment to acquire 100% interest in Vitta Group.

(b)	As mentioned in Note 1.2, on August 12, 2020, the Company filed a follow-on prospectus offering 31,481,250 of its Class A common.

(c)	In 2020, the Company has accelerated 302,243 RSUs, of which 210,378 shares were delivered through the issuance of shares, 2,735 shares were delivered through the delivery of treasury shares and the remaining was paid as withholding income tax. Additionally the Company has repurchased and cancelled 7,595 shares under the incentive shares plan.

(d)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(e)	On June 16, 2021, Brazilian Antitrust Authority (“CADE”) approved, without restrictions, a business combination between the Group and Linx S.A. (“Linx”) which was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. To complete the transaction 1,817,428 StoneCo shares were issued and bought by STNE Par in the amount of R$ 618,514.

(f)	On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the issuance of 2,476 shares in the amount of R$ 849.

(g)	As described in Note 25, the Company has accelerated 136,826 RSUs, of which 99,198 shares were delivered to the beneficiaries through the issuance of shares, and the remaining was paid as withholding income tax. Additionally, 37,238 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

20.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

In 2021, 3,067,378 Class A common shares were repurchased on the former program, for the amount of R$ 988,824 (in 2020 – 528,335 Class A common shares were repurchased for R$ 76,270). No Class A common shares were repurchased on the new Repurchase Program.

In December 2021, the Company holds 3,599,848 (December 2020 - 532,470) Class A common shares in treasury.

21.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	2021	2020	2019

Net income (loss) attributable to Owners of the Parent	(1,358,813)	854,071	803,232
Numerator of basic and diluted EPS	(1,358,813)	854,071	803,232

As of December 31, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.

As of December 31, 2020, the shares issued in connection with the acquisition of Vitta Group and the follow-on offering were adjusted to basic and diluted EPS calculation since the acquisition date.

As of December 31, 2019, only the RSU and stock options are included in diluted EPS calculation for the year then ended.

The following table contains the earnings per share of the Group for the years ended December 31, 2021, 2020 and 2019 (in thousands except share and per share amounts):

	2021	2020	2019

Numerator of basic EPS	(1,358,813)	854,071	803,232

Weighted average number of outstanding shares	308,905,398	289,289,033	277,320,157
Denominator of basic EPS	308,905,398	289,289,033	277,320,157

Basic earnings (loss) per share - R$	(4.40)	2.95	2.90

Numerator of diluted EPS	(1,358,813)	854,071	803,232

Share-based payments (a)	-	4,448,505	4,845,504
Weighted average number of outstanding shares	308,905,398	289,289,033	277,320,157
Denominator of diluted EPS	308,905,398	293,737,538	282,165,661

Diluted earnings (loss) per share - R$	(4.40)	2.91	2.85

(a)       Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding, considering potentially convertible instruments. However, due to the loss for the period ended December 31, 2021, these instruments issued have a non-diluting effect, therefore, they were not considered in the total number of outstanding shares to determine the diluted loss per share.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Total revenue and income

	2021	2020	2019
Timing of revenue recognition

Net revenue from transaction activities and other services	1,626,853	1,144,086	770,276
Recognized at a point in time	1,626,853	1,144,086	770,276

Net revenue from subscription services and equipment rental	1,071,932	388,033	331,565
Financial income	1,877,683	1,647,017	1,287,760
Other financial income	247,293	140,687	186,367
Recognized over time	3,196,908	2,175,737	1,805,692

Total revenue and income	4,823,761	3,319,823	2,575,968

23.	Expenses by nature

	2021	2020	2019

Personnel expenses (Note 24)	1,489,245	833,310	576,440
Financial expenses (a)	1,269,058	339,844	353,451
Mark-to-market on equity securities designated at FVPL (Note 6 (b))	1,264,213	-	-
Transaction and client services costs (b)	810,219	370,819	185,396
Depreciation and amortization (Note 11.2)	507,369	256,294	163,396
Marketing expenses and sales commissions (c)	420,818	149,842	71,811
Third parties services	305,517	119,904	69,579
Other (d)	192,439	115,211	64,430
Total expenses	6,258,878	2,185,224	1,484,503

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

(d)	Of the total other, in the second quarter of 2021, Linked’s sale resulted in a loss of R$ 12,746.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Employee benefits

	2021	2020	2019

Wages and salaries	1,055,959	483,600	348,731
Social security costs	258,488	138,960	117,604
Profit sharing and annual bonuses	61,629	89,973	45,596
Share-based payments	113,169	120,777	64,509
	1,489,245	833,310	576,440

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in Wages and salaries.

25.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2021, 2020 and 2019.

	Equity
	RSU	PSU	Option	Incentive	Total
Number of shares
As of December 31, 2019	4,434,896	-	33,636	5,329,364	9,797,896
Granted	329,405	-	-	-	329,405
Issued	(302,243)	-	-	-	(302,243)
Cancelled	(91,866)	-	(1,134)	-	(93,000)
Repurchased	-	-	-	(7,595)	(7,595)
As of December 31, 2020	4,370,192	-	32,502	5,321,769	9,724,463
Granted	2,603,810	342,585	-	-	2,946,395
Issued	(136,826)	-	-	-	(136,826)
Cancelled	(252,028)	-	-	-	(252,028)
As of December 31, 2021	6,585,148	342,585	32,502	5,321,769	12,282,004

The total expense, including taxes and social charges, recognized for the programs for the year was R$ 113,169 (2020 - R$ 120,777).

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil, which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the fair market value of the Company. If a participant ceases employment for any reason before the end of the 10 years lock-up period, the Company have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

Time remaining to the end of the Lock-up period	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has a 90-day option to repurchase the shares at the then-current share price.

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to 3 years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period but leaves prior to the expiration of the lock-up period.

During 2021, there were no repurchases of Class A common shares (During 2020, 7,595 Class A common shares were repurchased as a participant left the Company prior to lock-up expiration).

Restricted share units and Stock options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In June 2020, 1,134 stock options were cancelled.

In 2020, the Company has accelerated 302,243 RSUs. 91,866 RSUs were cancelled and 329,405 RSUs were granted with an average price of US$ 29.69 (R$ 163.78), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

In 2021, the Company has accelerated 136,826 RSUs gross of withholding income tax (see Note 20.2 (g)). 252,028 RSUs were cancelled and 2,603,810 RSUs were granted with an average price of US$ 64.05 (R$ 348.49), which was determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model (with a weighted average exercise price of US$ 24.92).

Performance share units

In June 2021, the Group granted new awards of performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) in five years from the grant date and provided they continue providing services over a 5- year period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value. In June 2021, the Company granted 342,585 PSUs with a grant-date fair value of US$ 62.39 (R$ 315.28). The grant-date fair value was determined based on the fair value of the equity instruments of StoneCo and the exchange rate, both at the grant date.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

The number of PSUs expected to be issued is based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. The main two inputs to the model were: Risk–free interest rate of 0.82% according to 3-month Libor forward curve for a 5 year period and annual volatility of 71.6%, based on the Company and similar players’ historical stock price.

In estimating the quantity of awards that are considered vested for accounting purposes we consider exclusively whether the service condition is met but reaching the TSR targets is ignored. As such even, if TSR targets are ultimately not achieved the expense will be recognized and not reversed for those PSUs for which the service condition was met.

26.	Financial instruments

26.1.	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains, and created significant volatility in global financial markets, as well as resulted in the temporary or permanent closure of many clients’ stores or facilities. The global and local hikes on rates and the continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

26.1.1.	Credit risk

Credit risk is defined as the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the group’s exposures to third parties, including in positions classified in cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets reflects the expected credit exposure.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Global treasury department and supervised by the integrated risk management team, in accordance with the Group’s internal policies. Investments of surplus funds and the use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, has instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain certain guarantees considering the credit risk of the issuer, sales volume, and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies. To date, the Group has not incurred losses from card issuer receivables.

Loans designated at FVPL

The Group's credit risk policy is based on the following internal criteria: classification of customers, usage of the acquiring solution, historical payments performance and trends, default rates, risk-adjusted return on allocated economic capital, and external factors such as: interest rates, benchmark default levels, consumption seasonality, among others.

The Group strictly controls the credit exposure of customers and counterparties, acting to manage expected default levels on a timely basis. Losses are based on the customer's payment history and expected payment patterns per risk and transactions profile.

26.1.2.	Market risk

Market risk is the risk that arises on the possibility of financial loss on the fair value or future cash flows of any financial instrument due to changes in market conditions.

On the ordinary course of the business, the Group incurs in financial transactions subject to market variables, therefore exposed to market risk. Global treasury manages those exposures to minimize the impacts of fluctuations of market prices on the Group’s activities.

Market risk comprises mainly: foreign exchange risk, interest rate risk and equity price risk. The effects of market factors on the financial statements are discussed below.

Financial instruments affected by market risk include loans and borrowings, deposits, derivative financial instruments, cash, and cash equivalents denominated in foreign currencies, and short-term investments denominated in foreign currencies.

Interest rate risk

Short-term investments, loans and financing, and obligations to FIDC quota holders accrues interest at the CDI rate, the Brazilian benchmark floating rate, therefore they incur in future cash flow risk, but do not incur in fair value risk.

The Group’s interest rate risk arises mainly from the discount rate applied to determine the fair value of the Accounts receivable from card issuers and fair value of Loans, and also higher than expected interest expenses accrued on its liabilities. The Group may mitigate its exposure to interest rate risk by assuming a swap position receiving floating and paying fixed rates on the CDI curve.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Foreign currency risk

The Group has both assets and liabilities in foreign currencies. We have operations, cash and short-term investments in multiple countries in Latin America, in addition to TPV processed in foreign exchange. On the other hand, we have relevant capital expenditures (Pin Pads& POS, and datacenter equipment) and regular expenses (cloud and software fees) which are indexed to U.S. dollars. The Global treasury strategy is to hedge the foreign currency-denominated instruments with foreign exchange derivatives to mitigate the effect of the volatility on any currency other than Brazilian Reais. The total foreign currency results on the year ended December 31,2021 was income of R$ 8,559 a relatively low financial result, mainly from the interest rate differential on the USD/BRL pair, despite high volatility observed on this pair on the same period, showing a well-balanced risk management.

The bonds issued by the Group are hedged on a cash flow hedge arrangement, in which all critical terms of the bonds (US Dollars denomination, coupon payment schedule, and interest rate) are matched with the hedging instrument.

The Group’s exposure to foreign currency changes for all other currencies is not material.

Equity price risk

Equity price risk is the risk that the fair value of equities decreases as the result of changes in the level of equity indices and individual stocks. The Group incurs in equity price risk, as it holds, as of December 31, 2021, R$ 1,238,476 in listed and unlisted equity securities.

Risk Assessment: Value-at-Risk and Scenario Analysis

Market risk is managed and monitored, by risk factor, using the value-at-risk (“VaR”) methodology. To integrate all the risk factors, the Group adopts a more conservative approach which consists in summing up all the individual figures.

The Group conducts a study on how market variables would impact the group’s financial statements based on Parametric Value at Risk models.

Risk Factor	Asset/ Liability	VaR 1 day	VaR 10 days	VaR 60 days
Interest rates	Account receivables from credit card issuers	3,941	8,807	25,766
Credit spread on interest rates	Account receivables from credit card issuers	1,126	2,518	7,380
Foreign currency exchange	USD denominated assets/liabilities	91	203	595
Equity price (a)	Listed securities	116,639	276,999	678,505

(a)   The Group holds positions on equity of Banco Inter S.A. (B3: BIDI3; BIDI4; BIDI11). The fluctuation on its prices affects our accounting results but not our adjusted results as we treat this investment as an strategic long term investment, The VaR figures are calculated based on historical data and are suited to estimate the potential financial loss incurred by the company using a level of confidence of 95% on normal market conditions.

The VaR figures are reliable only on normal market conditions, thereby underestimates the large market movements caused by turmoil events on financial markets.

26.1.3.	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group’s finance team monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements - for example, currency restrictions.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Local treasury department. Local treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short and long-term investments of R$ 3,231,513 (2020 - R$ 8,128,058) that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are not included in the analysis as their contractual maturities are not essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2021
Deposits from banking customers	2,201,861	-	-	-
Accounts payable to clients	15,720,159	3,172	-	-
Trade accounts payable	372,547	-	-	-
Loans and financing	2,924,513	983,537	860,578	2,963,804
Obligations to FIDC quota holders	1,443,868	985,229	-	-
Other liabilities	145,500	32,501	340,144	-
	22,808,448	2,004,439	1,200,722	2,963,804

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2020
Deposits from banking customers	900,454	-	-	-
Accounts payable to clients	8,848,038	-	-	-
Trade accounts payable	180,491	-	-	-
Loans and financing	1,197,522	460,318	29,511	41,301
Obligations to FIDC quota holders	2,065,493	1,334,787	1,213,563	-
Other liabilities	10,369	284,972	-	-
	13,202,367	2,080,077	1,243,074	41,301

26.2.	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

The Group is also exposed to potential liability when fraudulent agents use false identities to access our credit and banking products, which could increase our credit risk exposure as well as our liability towards clients and third parties in case of any damages. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. Failure to effectively manage risk and prevent fraud would increase our credit liabilities and default rates on our credit solutions, and subject us to potential fines by regulators.

Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2021
Short and Long-term investments	-	3,209,604	21,909	3,231,513
Financial assets from banking solution	-	2,346,474	-	2,346,474
Accounts receivable from card issuers	132,605	-	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	-	945,721
Derivative financial instruments (a)	-	219,324	-	219,324
Receivables from related parties	4,720	-	-	4,720
Other assets (a)	474,557	-	-	474,557
	1,046,363	6,286,642	19,175,894	26,508,899
At December 31, 2020
Short-term investments	-	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	-	-	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	-	1,797,956
Financial assets from banking solution	-	714,907	-	714,907
Derivative financial instruments	-	42,931	172	43,103
Receivables from related parties	7,200	-	-	7,200
Other assets	180,309	-	-	180,309
	338,780	9,554,412	17,285,496	27,178,688

(a) Derivative financial instruments in the amount of R$ 201,202 were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At December 31, 2021
Deposits from banking customers	2,201,861	-	-	2,201,861
Accounts payable to clients	15,726,503	-	-	15,726,503
Trade accounts payable	372,547	-	-	372,547
Loans and financing	6,135,215	-	-	6,135,215
Obligations to FIDC quota holders	2,227,174	-	-	2,227,174
Derivative financial instruments	-	23,244	-	23,244
Other liabilities	165,502	328,456	-	493,958
	26,828,802	351,700	-	27,180,502

At December 31, 2020
Deposits from banking customers	900,454	-	-	900,454
Accounts payable to clients	8,848,038	-	-	8,848,038
Trade accounts payable	180,491	-	-	180,491
Loans and financing	1,709,100	-	-	1,709,100
Obligations to FIDC quota holders	4,374,550	-	-	4,374,550
Derivative financial instruments	-	13,574	2,659	16,233
Other liabilities	26,179	269,162	-	295,341
	16,038,812	282,736	2,659	16,324,207

26.3.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2021			2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments (a)	3,231,513	3,231,513	I /II	8,128,058	8,128,058	I /II
Financial assets from banking solution (e)	2,346,474	2,346,474	I	714,907	714,907	I
Accounts receivable from card issuers (b)	19,286,590	19,283,921	II	16,307,155	16,307,155	II
Trade accounts receivable (c) (d)	945,721	945,721	II / III	1,797,956	1,797,956	II / III
Derivative financial instruments (f)	219,324	219,324	II	43,103	43,103	II
Receivables from related parties (c)	4,720	4,720	II	7,200	7,200	II
Other assets (c)	474,557	474,557	II	180,309	180,309	II
	26,508,899	26,506,230		27,178,688	27,178,688

Financial liabilities
Deposits from banking customers (g)	2,201,861	2,201,861	II	900,454	900,454	II
Accounts payable to clients (i)	15,726,503	14,628,794	II	8,848,038	8,692,351	II
Trade accounts payable (c)	372,547	372,547	II	180,491	180,491	II
Loans and financing (h)	6,135,215	6,121,966	II	1,709,100	1,697,588	II
Obligations to FIDC quota holders (h)	2,227,174	2,324,553	II	4,374,550	4,395,035	II
Derivative financial instruments (f)	23,244	23,244	II	16,233	16,233	II
Other liabilities (c) (j)	493,958	493,958	II/III	295,341	295,341	II/III
	27,180,502	26,166,923		16,324,207	16,177,493

(a)	Short and Long-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Accounts receivable from card issuers are measured at FVOCI or at amortized cost, depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing each of them. For those assets measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those assets measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(d)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 511,240. As of December 31, 2021, this portfolio registered a loss of R$ 381,430, and total net cashflow effect was an inflow of R$ 754,015. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

	2021	2020
At January 1,	1,646,685	124,661
Disbursements	1,155,921	2,112,274
Collections	(1,909,936)	(987,283)
Interest income recognized in the statement of profit or loss as Financial Income	924,775	384,572
Fair value recognized in the statement of profit or loss as Financial income	(1,306,205)	12,461
At December 31	511,240	1,646,685

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

The Group has performed sensitivity analysis considering an increase of 100 basis points in discount rate combined with a decrease of 15% in recovery curve. The result of the combined effect of both changes was a decrease of Loans designated at FVPL in the total amount of R$ 39,696.

(e)	Financial assets from banking solutions are measured at fair value. Sovereign bonds are priced using quotation from Anbima public pricing method.

(f)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(g)	Deposits from banking customers are measured at amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(h)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(i)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(j)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of December 31, 2021 is R$ 328,456 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2020	269,162
Additions (Note 29.1.3)	41,666
Business combination (a)	14,605
Remeasurement at fair value recognized in the statement of financial position as Intangible assets – Goodwill (b)	1,759
Remeasurement at fair value recognized in the statement of profit or loss as Other income (expenses), net	(9,881)
Payments	(4,000)
Interest recognized in the statement of profit or loss as Financial expenses, net	15,145
At December 31, 2021	328,456

(a) Refers to previous values recognized by Linx before the business combination with the Group.

(b) Adjustments due to final assessments of acquisitions which occurred in 2020 (Note 29.2.3).

The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

The Group has performed sensitivity analysis considering an increase of 10% and a decrease of 10% in projections of revenue, and number of clients. The result was an increase of contingent consideration in the total amount of R$ 39,875 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 57,930 considering decrease in unobservable inputs.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

As of December 31, 2021 and December 31, 2020, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

26.4.	Hedge accounting - highly probable future imports

During 2020, the Company entered into hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9 Financial Instruments.

On January 14, 2021, the Company agreed with Pin Pads & POS providers that new purchases are not indexed to foreign currency, so there are no new hedge operations entered since then and the previously designated operations were discontinued.

The details of the operations and the position of asset, liability and equity as of December 31, 2021 and December 31, 2020 are presented as follows.

					December 31, 2021			December 31, 2020
Notional in US$ (a)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (a)	Trade date	Due date	Effective portion – Gain / (Loss) (b)	Ineffective portion – Revenue / (Expense) (c)	Discontinued hedge accounting – Revenue / (Expense) (d)	Fair value – Asset / (Liability)
3,951	5.40	21,340	07-Jul-20	04-Jan-21	(288)	(518)	-	(806)
(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	-	121	-	121
2,900	5.33	15,450	05-Aug-20	01-Feb-21	-	-	430	(418)
(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	-	39	-	39
(150)	5.26	(790)	17-Sep-20	01-Feb-21	-	-	(32)	12
1,900	5.27	10,020	17-Sep-20	01-Mar-21	-	-	487	(165)
2,900	5.63	16,333	21-Oct-20	01-Apr-21	-	-	190	(1,270)
(2,750)	5.20	14,302	14-Jan-21	01-Feb-21	-	-	(756)	-
(1,900)	5.21	9,893	14-Jan-21	01-Mar-21	-	-	(614)	-
(2,900)	5.21	15,118	14-Jan-21	01-Apr-21	-	-	(1,404)	-
				Net amount	(288)	(358)	(1,699)	(2,487)

(a)	Negative amounts represent either hedge transactions designated to eliminate the exchange variation of the original hedges due to (a) reduction in the estimates of future purchases of Pin Pads & POS and (b) elimination of exposure to foreign exchange.

(b)	During the hedge life, this value is recognized in equity, in “Other comprehensive income”, but subsequently (when settled), is reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset. From March 31, 2021, there is no longer effective portion recognized in equity because all transactions have been settled until this date. The amount of R$ 1,512 presented in “Other comprehensive income” refers to unsettled transactions on December 31, 2020, that were reclassified to “Property and equipment” in the first quarter of 2021 (R$ 2,291 gross amount and R$ 1,512 amount net of tax).

(c)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (a) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (b) a commercial discount in the purchase moment, and (c) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(d)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

26.5.	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 17.3.5), subject to foreign exchange exposure using cross-currency swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps and the position of asset, liability and equity as of December 31, 2021, are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of December 31, 2021 – Asset (Liability)	Gain recognized in income (a)	Loss recognized in OCI (b)
50,000	248,500	CDI + 2,94%	23-Jun-2021	16-Jun-2028	25,736	29,717	(3,981)
50,000	247,000	CDI + 2,90%	24-Jun-2021	16-Jun-2028	25,814	31,229	(5,415)
50,000	248,500	CDI + 2,90%	24-Jun-2021	16-Jun-2028	24,307	29,721	(5,414)
75,000	375,263	CDI + 2,99%	30-Jun-2021	16-Jun-2028	33,213	42,042	(8,829)
50,000	250,700	CDI + 2,99%	30-Jun-2021	16-Jun-2028	21,615	27,500	(5,885)
50,000	250,110	CDI + 2,98%	30-Jun-2021	16-Jun-2028	22,209	28,095	(5,886)
25,000	127,353	CDI + 2,99%	15-Jul-2021	16-Jun-2028	8,912	11,737	(2,825)
25,000	127,353	CDI + 2,99%	15-Jul-2021	16-Jun-2028	8,744	11,737	(2,993)
50,000	259,890	CDI + 2,96%	16-Jul-2021	16-Jun-2028	12,290	18,267	(5,977)
25,000	131,025	CDI + 3,00%	06-Aug-2021	16-Jun-2028	5,654	8,046	(2,392)
25,000	130,033	CDI + 2,85%	10-Aug-2021	16-Jun-2028	6,808	9,051	(2,243)
25,000	130,878	CDI + 2,81%	11-Aug-2021	16-Jun-2028	5,900	8,204	(2,304)
				Net amount	201,202	255,346	(54,144)

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(b)	Recognized in equity, in “Other comprehensive income”.

26.6.	Financial assets from banking solution and deposits from banking customers

Financial assets from banking solution are deposited by the Company in Brazilian Central Bank’s (“BACEN”) custody accounts or in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers, as required for companies under BACEN regulation.

In 2021, BACEN has issued a standard in which it states that all payment institutions must collateralize the deposits from banking customers, even if the institution is not yet authorized to operate as such by BACEN, which include one of our subsidiaries. As of December 31, 2020 the amount of R$ 324,315 was originally presented as part of Account payables to clients and in these financial statements the Group reclassified this amount to Deposits from banking customers.

26.7.	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of December 31, 2021, and 2020, the Group has no financial instruments that meet the conditions for recognition on a net basis.

26.8.	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2021 and 2020 was as follows:

	2021	2020

Cash and cash equivalents	4,495,645	2,446,990
Short-term investments	1,993,037	8,128,058
Accounts receivable from card issuers	19,286,590	16,307,155
Derivative financial instruments (a)	210,280	24,992
Adjusted cash	25,985,552	26,907,195

Accounts payable to clients	(15,726,502)	(8,848,038)
Loans and financing (b)	(5,861,760)	(1,534,239)
Obligations to FIDC quota holders	(2,227,174)	(4,134,791)
Derivative financial instruments	(23,244)	(16,233)
Adjusted debt	(23,838,680)	(14,533,301)

Adjusted net cash	2,146,872	12,373,894

(a)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars;

(b)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. The subsidiary Stone SCD also maintains a minimum equity required by BACEN for companies that offer credit by its own capital.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

27.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non-controlling interests	Transfers to (from) non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non-controlling interests
For the period ended December 31, 2020
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	230,500	95,843	135,055	230,898
Capital contribution to subsidiary	-	(2,138)	2,138	-
	230,500	93,705	137,193	230,898
For the period ended December 31, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (b)	(230,500)	(77,911)	308,411	230,500
Capital contribution to subsidiary	893	-	-	-
Sale of subsidiary (c)	-	(1,220)	-	(1,220)
Non-controlling interests arising on a business combination (d)	-	41,843	-	-
	(229,607)	(37,288)	308,411	229,280

(a)	In March 2020, the subsidiary PDCA issued 28,924,816 new shares, in the total amount of R$ 230,500, fully contributed by Salonica Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Salonica”), a company of the Grupo Globo. This resulted in dilution of the Group’s interest in PDCA from 100.0% to 67.0% and a corresponding increase in the non-controlling interest’s share. The dilution of the Group’s interest resulted in a gain from dilution which is recognized in capital reserves of the Group.

(b)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(c)	On June 28, 2021, the Group sold all of the 4,205,115 Linked Gourmet’s shares held by it, representing 58.10% of the total and voting capital, for the total price of R$ 1, thus withdrawing from Linked Gourmet’s shareholders. The amount of R$ 1,220 refers to the 41.9% held by non-controlling shareholders.

(d)	Arising from the business combination among the Group and: SimplesVet – R$ 11,183, VHSYS – R$ 12,692, Questor – R$ 8,233, Sponte – R$ 1,765, Creditinfo Caribbean - R$ 5,505 and MLabs – R$ 2,465. For further information, see Note 29.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Other disclosures on cash flows

28.1.	Non-cash operating activities

	2021	2020	2019
Fair value adjustment to accounts receivable from card issuers	303,156	(43,523)	22,818
Fair value adjustment on equity instruments/listed securities designated at FVOCI	216,465	40,336	938
Fair value adjustment on loans designated at FVPL	(1,306,205)	12,461	17,446
Mark-to-market on equity securities designated at FVPL	(1,264,213)	-	-

28.2.	Non-cash investing activities

	2021	2020	2019
Property and equipment and intangible assets acquired through lease	92,802	118,977	154,650

28.3.	Non-cash financing activities

	2021	2020	2019
Unpaid consideration for acquisition of non-controlling shares	1,823	3,088	4,099
Settlement of loans with private entities (Note 17)	748,297	-	-

28.4.	Property and equipment, and intangible assets

	2021	2020	2019
Additions of property and equipment (Note 11)	(1,086,113)	(450,594)	(381,893)
Additions of right of use (IFRS 16)	87,176	52,140	76,202
Payments from previous year	(33,353)	(1,050)	(18,160)
Purchases not paid at year end	51,614	33,353	1,050
Prepaid purchases of POS	(102,314)	(5,987)	(10,767)
Purchases of property and equipment	(1,082,990)	(372,138)	(333,568)

Additions of intangible assets (Note 12.1)	(264,646)	(150,310)	(104,687)
Additions of right of use (IFRS 16)	5,626	66,837	37,513
Purchases not paid at year end	41,898	-	-
Capitalization of borrowing costs	592	508	793
Issuance of shares for acquisition of assets	849	-	-
Purchases and development of intangible assets	(215,681)	(82,965)	(66,381)

Net book value of disposed assets (Notes 11 and 12)	161,902	96,704	15,743
Net book value of disposed Leases	(14,474)	(36,919)	-
Loss on disposal of property and equipment and intangible assets	(136,104)	(52,658)	(14,639)
Disposal of Linked's property, equipment and intangible assets, including goodwill	(11,224)	-	-
Proceeds from disposal of property and equipment and intangible assets	100	7,127	1,104

28.5.	Linx’s dividends

The dividends received from Linx represent an addition of R$ 20,129 on operating activities in the consolidated statement of cash flows (Note 1.1).

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Business combinations

29.1.	Acquisitions in 2021

During 2021, the Company realized business combinations with SimplesVet, VHSYS, Linx, Collact and Trampolin. The transaction details are presented as follows.

SimplesVet

On April 1, 2021, the Group acquired a 50.0% interest in SimplesVet Tecnologia S.A (“SimplesVet”), which is an unlisted company based in Salvador, Brazil, that develops management software for veterinary clinics, pet shops and autonomous veterinarians. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company.

VHSYS

On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest. On April 1, 2021, through a capital increase and buying some shares from selling shareholders the Group acquired VHSYS’s control with a 50% interest. VHSYS is an unlisted company based in Paraná, Brazil, that is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics, and e-commerce integrations, among others, with which the Company expects to obtain synergies in its services to clients. The Group determined they had control based on the voting power over the main decisions of the company.

Linx

On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. (“STNE Par”) that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction was unanimously approved by the Brazilian Antitrust Authority (“CADE”) on June 16, 2021, with no restrictions, and was completed on July 01, 2021. Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction was automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share was redeemed for a cash payment of R$33.5229 updated pro rata die according to the CDI rate variation from February 11, 2021 until the date of the effective payment and each STNE Par Class B Preferred Share was redeemed for 0.0126730 BDR (Brazilian Depositary Receipt) Level 1 (“StoneCo BDR”), admitted to trading on B3, and credited to the shareholders’ account on July 01, 2021, provided that each 1 (one) StoneCo BDR corresponded to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio was calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 178,361,138 on the transaction consummation date and represented a total consideration of R$37.78 for each Linx share.

Collact

On August 17, 2021, the Group obtained the control of Collact through a step acquisition, which started on February 6, 2019, with the acquisition of 25% interest. On August 17, 2021, after buying shares from selling shareholders the Group acquired Collact’s control with a 100% interest. Collact is a private company based in the State of São Paulo, that develops customer relationship management (“CRM”) software for customer engagement, focused mainly on the food service segment, with which the Company expects to obtain synergies in its services to clients.

Trampolin

On August 20, 2021, the Group obtained the control of Trampolin Pagamentos S.A. (“Trampolin”), through a payment in cash and the delivery of STNE shares, of which 50% will be vested after 36 months and 50% after the achievement of some operational goals. There is also a contingent consideration that might be paid after five years from the acquisition date.

Trampolin is a “banking as a service” fintech that has developed a software that allows other companies to offer banking functionality on their own systems and/or offer white label digital wallet applications.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

29.1.1.	Financial position of the business acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction are presented below.

Fair value	SimplesVet (as of April 01, 2021) (*)	VHSYS (as of April 01, 2021) (*)	Linx (as of July 01, 2021) (*)	Collact (as of July 31, 2021) (*)	Trampolin (as of July 31, 2021) (*)	Total
Cash and cash equivalents	11,107	13,731	41,618	38	294	66,788
Short-term investments	-	-	431,444	-	-	431,444
Accounts receivable from card issuers	-	-	349,471	-	-	349,471
Trade accounts receivable (a)	96	351	212,567	29	130	213,173
Recoverable taxes	-	-	43,927	-	-	43,927
Prepaid expenses	-	-	4,735	-	-	4,735
Deferred tax assets (b)	-	-	47,362	-	-	47,362
Property and equipment (c)	179	2,232	200,420	389	9	203,229
Intangible assets	-	2,522	56,917	-	-	59,439
Intangible assets - Customer relationship (c)	15,924	6,134	1,471,741	-	-	1,493,799
Intangible assets - Software (c)	2,807	14,583	340,780	11,634	7,874	377,678
Intangible assets - Trademarks and patents (c)	-	-	214,578	774	-	215,352
Other assets	137	109	77,367	322	2	77,937
Total assets	30,250	39,662	3,492,927	13,186	8,309	3,584,334

Accounts payable to clients	-	-	332,902	-	-	332,902
Trade accounts payable	106	3,515	107,205	261	-	111,087
Loans and financing	-	1,525	346,151	-	-	347,676
Labor and social security liabilities	566	2,019	85,829	852	-	89,266
Taxes payable	-	-	34,635	10	-	34,645
Deferred tax liabilities (c)	6,369	7,044	608,749	4,219	2,677	629,058
Provision for contingencies (b)	-	-	164,259	-	-	164,259
Other liabilities	843	177	111,233	902	125	113,280
Total liabilities	7,884	14,280	1,790,963	6,244	2,802	1,822,173

Net assets and liabilities	22,366	25,382	1,701,964	6,942	5,507	1,762,161
Consideration paid (Note 29.1.3)	39,583	55,411	6,737,900	14,116	24,993	6,872,003
Goodwill	17,217	30,029	5,035,936	7,174	19,486	5,109,842

(*)    Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.

(a)	The gross contractual amounts for Linx is R$ 225,185. For the others acquirees the differences between gross and net amounts are not material.

(b)	A provision for contingent liabilities at fair value of R$ 164,259 was recognized on a preliminary basis at the acquisition date resulting from civil, labor and tax claims against Linx. The claims are subject to legal arbitration and to the Group’s re-assessment at the end of each reporting period, based on the expected probable outcome (see Note 19). The Group reviewed all the other liabilities at fair value and the effects of the measurement of these liabilities at fair value is not material. As result of the remeasurement of the provision for contingencies and other liabilities at fair value, the Group recognized the respective deferred tax asset.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(c)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified customer relationship, trademarks and patents, and software as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.1.2. Additionally, the Group reviewed the fair value of all other assets previously recognized by the acquirees, recognizing an increase of R$ 20,297 in the property and equipment by the Linx acquisition, originated from the difference between the fair value and the carrying amount of this asset. As result of the remeasurement of the intangible assets and the property and equipment at fair value, the Group recognized the respective deferred tax liability.

29.1.2.	Intangible assets arised from the business combination

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below, as well as whether the assessment is preliminary or final.

Customer relationship

	SimplesVet	VHSYS	Linx
Amount	15,924	6,134	1,471,741
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	7 years	4 years	31 years and 6 months to 34 years and 6 months
Discount rate (b)	15.6%	15.6%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary	Preliminary
(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behaviour of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Software

	SimplesVet	VHSYS	Linx	Collact	Trampolin
Amount	2,807	14,583	340,780	11,634	7,874
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties	Replacement cost	Replacement cost
Estimated useful life (a)	5 years	5 years	4 years to 10 years	4 years	5 years
Discount rate (b)	15.6%	15.6%	10.3%	18.0%	18.0%
Source of information	Historical data	Historical data	Acquirer’s management internal projections	Historical data	Historical data
Assessment status	Preliminary	Preliminary	Preliminary	Preliminary	Preliminary

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Trademark and patents

	Linx	Collact
Amount	214,578	774
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	25 years
Discount rate (b)	10.3%	18.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Preliminary

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

29.1.3.	Consideration paid

The fair value of the consideration paid on the business combination were as follows:

	SimplesVet	VHSYS	Linx	Collact	Trampolin	Total
Cash consideration paid to the selling shareholders	15,650	18,656	4,752,811	3,173	13,402	4,803,692
Cash consideration to be paid to the selling shareholders	5,750	-	-	167	-	5,917
Previously held equity interest in the acquiree, at fair value (a)	-	24,064	1,335,603	3,529	-	1,363,196
Shares of the Company issued to selling shareholders	-	-	618,514	-	-	618,514
Shares of the Company to be issued to the selling shareholders	-	-	-	-	9,897	9,897
Loans converted into shares	-	-	-	5,247	-	5,247
Non-controlling interest in the acquiree (b)	11,183	12,691	-	-	-	23,874
Contingent consideration (c)	7,000	-	30,972	2,000	1,694	41,666
Total	39,583	55,411	6,737,900	14,116	24,993	6,872,003

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.

As a result of the step acquisition of VHSYS, the Group recognized a gain of R$ 12,010 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

As a result of the step acquisition of Collact, the Group recognized a gain of R$ 3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$ 3,529, and its carrying amount, of R$ (309).

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(c)	SimplesVet’s contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue and profitability that the acquired company will have at the end of 2022.

Collact’s contingent consideration is related to revenue performance in 2021 fiscal year and will be paid to selling shareholders in 2022.

Trampolin’s contingent consideration will be paid to selling shareholders if the performance obligations related to revenue and number of active customers specified in the investment agreement are met within the next 36 months from the date of acquisition of the business.

Regarding Linx acquisition, the amount of R$ 30,972 refers to share-based payments that may be paid in the next months.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

29.1.4.	Acquisition-related costs

Until December 31, 2021, the calculated costs related to Linx acquisition were R$ 106,160 – of which R$ 28,369 were costs incurred in 2020 and R$ 77,791 in 2021 – recognized in the statement of profit or loss under administrative expenses. The Group estimates that total costs related to Linx’s acquisition will be R$ 110,627.

29.1.5.	Revenue and profit contribution

The combined statement of profit or loss from the acquisition date through December 31, 2021 for all companies acquired in 2021, is presented below:

2021

Net revenue from transaction activities and other services	61,007
Net revenue from subscription services and equipment rental	486,846
Financial income	14,273
Other financial income	748
Total revenue and income	562,874

Cost of services	(315,089)
Administrative expenses	(139,182)
Selling expenses	(107,308)
Financial expenses, net	(33,242)
Other income (expenses), net	(26,655)
(621,476)

Loss before income taxes	(58,602)

Current income tax and social contribution	(7,922)
Deferred income tax and social contribution	5,833
Loss for the period	(60,691)

Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

2021
Pro-forma total revenue and income	5,313,515
Pro-forma net income	(1,517,682)

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

29.2.	Acquisitions in 2020

During 2020, the Company realized business combinations with some companies, including MLabs, Questor, Sponte and Creditinfo Caribbean. The acquisitions of these companies were measured in 2020 based on preliminary assessment and included in the December 31, 2020 consolidated financial statements. The assessments were completed in 2021, and the effects are presented in the consolidated financial statements as of December 31, 2021. The transactions details are presented as follows.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

MLabs

On September 1, 2020, the Group acquired a 51.5% interest in MLabs, an unlisted company based in São Paulo, Brazil, that develops software and services for social media management. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The shareholders shall approve the stock option plan of MLabs limited to 2.912% of the total share capital of MLabs. Therefore, after the referred approval, STNE Par shall hold 50% interest in MLabs.

Questor

On October 1, 2020, the Group acquired a 50.0% interest in Questor, an unlisted company based in Santa Catarina, Brazil, that develops management software for accounting offices. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company. The Group also holds an option to acquire an additional interest in the period from two to three years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 50.0% interest in Questor.

Sponte

On November 5, 2020, the Group acquired a 90.0% interest in Sponte, an unlisted company based in Paraná, Brazil, that develops management software for education. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

Creditinfo Caribbean

On November 5, 2020, the Group acquired a 53.05% interest in Creditinfo Jamaica Ltd, Creditinfo Guyana Inc and Credit advice Barbados Ltd. (all together described as “Creditinfo Caribbean”), private credit bureaus companies which the main products are credit reports, credit scores, monitoring, international business reports and a suite of value-added services, based in Cayman, Jamaica, Guyana and Barbados, respectively, with which the Company expects to grow in a developing market. The Group also holds an option to acquire an additional interest in the period from 2 to 5 years counted from the date of the initial acquisition, which will allow the Group to acquire an additional 46.95% interest in Creditinfo Caribbean.

29.2.1.	Financial position of the business acquired

The net assets acquired, at fair value, on the date of the business combination, and the goodwill amount originated in the transaction considering the preliminary and the final assessments are presented below.

29.2.1.1.	MLabs

Fair value	Preliminary amounts	Adjustments	Final amounts
Cash and cash equivalents	9,406	-	9,406
Trade accounts receivable	944	-	944
Property and equipment	1,695	-	1,695
Intangible asset - Customer relationship (a)	2,750	12,294	15,044
Deferred tax assets	-	1,562	1,562
Other assets	15,610	-	15,610
Total assets	30,405	13,856	44,261

Trade accounts payable	146	-	146
Labor and social security liabilities	980	142	1,122
Taxes payable	-	209	209
Deferred tax liabilities	935	4,180	5,115
Other liabilities	1,475	4,242	5,717
Total liabilities	3,536	8,773	12,309

Net assets and liabilities (b)	26,869	5,083	31,952
Consideration paid (Note 29.2.3.1)	69,636	(1,757)	67,879
Goodwill	42,767	(6,840)	35,927

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship as intangible asset. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by MLabs. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

29.2.1.2.	Questor

Fair value	Preliminary amounts	Adjustments	Final amounts
Cash and cash equivalents	4,354	(12)	4,342
Trade accounts receivable	1,664	732	2,396
Property and equipment	1,575	393	1,968
Intangible asset	1,119	(1,119)	-
Intangible asset - Customer relationship (a)	23,649	(17,773)	5,876
Intangible asset - Software (a)	4,437	47,653	52,090
Intangible asset - Trademarks and patents (a)	-	5,734	5,734
Other assets	11,539	(498)	11,041
Total assets	48,337	35,110	83,447

Trade accounts payable	47	745	792
Labor and social security liabilities	2,822	-	2,822
Taxes payable	-	582	582
Deferred tax liabilities	9,549	12,109	21,658
Provision for contingencies (b)	-	7,040	7,040
Other liabilities	3,482	(1,831)	1,651
Total liabilities	15,900	18,645	34,545

Net assets and liabilities (c)	32,437	16,465	48,902
Consideration paid (Note 29.2.3.2)	58,324	7,303	65,627
Goodwill	25,887	(9,162)	16,725

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software, and Trademarks and patents as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)	A provision for contingent liabilities at fair value of R$ 7,040 was recognized at the acquisition date resulting from tax claims against Questor. The claims are subject to legal arbitration and to the Group's re-assessment at the end of each reporting period, based on the expected probable outcome. The subsequent changes will be recognized in profit or loss.

(c)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Questor. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

29.2.1.3.	Sponte

Fair value	Preliminary amounts	Adjustments	Final amounts
Cash and cash equivalents	1,487	(592)	895
Trade accounts receivable	824	2,665	3,489
Property and equipment	811	9	820
Intangible asset	9	(9)	-
Intangible asset - Customer relationship (a)	8,784	6,606	15,390
Intangible asset - Software (a)	-	10,354	10,354
Intangible asset - Trademarks and patents (a)	-	6,632	6,632
Other assets	681	-	681
Total assets	12,596	25,665	38,261

Trade accounts payable	93	11	104
Labor and social security liabilities	2,069	-	2,069
Taxes payable	-	285	285
Deferred tax liabilities	2,987	8,021	11,008
Other liabilities	2,173	(299)	1,874
Total liabilities	7,322	8,018	15,340

Net assets and liabilities (b)	5,274	17,647	22,921
Consideration paid (Note 29.2.3.3)	80,553	8,568	89,121
Goodwill	75,279	(9,079)	66,200

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software, and Trademarks and patents as intangible assets. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Sponte. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the third quarter of 2021, the valuation was completed.

29.2.1.4.	Creditinfo Caribbean

Fair value	Preliminary amounts	Adjustments	Final amounts
Cash and cash equivalents	9,494	-	9,494
Trade accounts receivable	2,181	1,707	3,888
Property and equipment	800	-	800
Intangible asset	3,669	-	3,669
Intangible asset - Customer relationship (a)	7,285	(2,953)	4,332
Intangible asset - Exclusivity right (a)	38,827	(38,827)	-
Intangible asset - Software (a)	-	46,385	46,385
Intangible asset - Operating license (a)	-	7,121	7,121
Deferred tax assets	1,531	39	1,570
Other assets	1,908	(1,707)	201
Total assets	65,695	11,765	77,460

Trade accounts payable	2,334	(30)	2,304
Labor and social security liabilities	23	-	23
Taxes payable	-	222	222
Other liabilities	319	(154)	165
Total liabilities	2,676	38	2,714

Net assets and liabilities (b)	63,019	11,727	74,746
Consideration paid (Note 29.2.3.4)	102,868	(3,000)	99,868
Goodwill	39,849	(14,727)	25,122

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	The Company carried out an assessment of fair value of the assets acquired in the business combination, having identified Customer relationship, Software and Operating license as intangible assets. Operating license refers to the right conceded by the local government authority for Creditinfo Caribbean operate in Jamaica and Guyana. Details on the methods and assumptions adopted for evaluate these assets are described on Note 29.2.2.

(b)	The net assets recognized in the December 31, 2020 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Creditinfo Caribbean. The valuation had not been completed by the date the 2020 financial statements were approved for issue by the Board of Directors. In the fourth quarter of 2021, the valuation was completed.

29.2.2.	Intangible assets arised from the business combination

The assumptions adopted to measure the fair value of intangible assets identified in the business combination are described below.

Customer relationship

	MLabs	Questor	Sponte	Creditinfo Caribbean
Amount	15,044	5,876	15,390	4,332
Method of evaluation	Replacement cost	MEEM (*)	MEEM (*)	Replacement cost
Estimated useful life (a)	1 year and 7 months	13 years and 3 months	14 years and 2 months	6 months to 2 years and 10 months
Discount rate (b)	16.6%	17.2%	14.5%	14.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections

(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Creditinfo Caribbean companies and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Software

	Questor	Sponte	Creditinfo Caribbean
Amount	52,090	10,354	46,385
Method of evaluation	Replacement cost	Replacement cost	MEEM (*)
Estimated useful life (a)	10 years	10 years	7 years
Discount rate (b)	18.2%	15.5%	15.3%
Source of information	Historical data	Estimated costs	Estimated costs
(*) Multi-Period Excess Earnings Method (“MEEM”)

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Trademark and patents

	Questor	Sponte
Amount	5,734	6,632
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	Indefinite
Discount rate (b)	18.2%	15.5%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Operating license

Creditinfo Caribbean
Amount	7,121
Method of evaluation	Replacement cost
Estimated useful life (a)	4 months to 1 year and 6 months
Discount rate (b)	14.3%
Source of information	Historical data

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Creditinfo Caribbean companies and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

29.2.3.	Consideration paid

The fair value of the consideration paid on the business combination were as follows.

29.2.3.1.	MLabs

	Preliminary amounts	Adjustments	Final amounts
Cash consideration paid to the selling shareholders in 2020	37,371	(98)	37,273
Cash consideration to be paid to the selling shareholders after 2020	15,110	-	15,110
Non-controlling interest in the acquiree (a)	13,031	2,465	15,496
Contingent consideration (b)	4,124	(4,124)	-
Total	69,636	(1,757)	67,879

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(b)	MLab’s contingent consideration will be paid to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that the acquired company will have at the end of 2022. The contingent consideration is limited to R$ 11,741. The adjustment refers to changes in the Group’s projections regarding MLab’s revenue for 2022 fiscal year.

29.2.3.2.	Questor

	Preliminary amounts	Adjustments	Final amounts
Cash consideration paid to the selling shareholders in 2020	46,296	-	46,296
Cash consideration to be paid to the selling shareholders after 2020	3,031	-	3,031
Non-controlling interest in the acquiree (a)	16,218	8,233	24,451
Call option in the acquiree (b)	(10,891)	(10)	(10,901)
Contingent consideration (c)	3,670	(920)	2,750
Total	58,324	7,303	65,627
(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(b)	The option has been evaluated in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 10,901 represents the final evaluate on acquisition date. This value is periodically recalculated, being subject to increase or decrease, and as of December 31, 2021 is included in the amount of R$ 9,044 mentioned in Note 2.1.

(c)	Questor’s contingent consideration will be paid to the selling shareholders after the closing of the 2021 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue, number of new clients and profit margin that Questor will have at the end of 2021.

29.2.3.3.	Sponte

	Preliminary amounts	Adjustments	Final amounts
Cash consideration paid to the selling shareholders in 2020	56,500	-	56,500
Cash consideration to be paid to the selling shareholders after 2020	6,500	-	6,500
Non-controlling interest in the acquiree (a)	527	1,765	2,292
Contingent consideration (b)	17,026	6,803	23,829
Total	80,553	8,568	89,121

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(b)	Sponte’s contingent consideration will be paid to the selling shareholders after the closing of the 2023 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue that Sponte will have at the end of 2023. The contingent consideration is limited to R$ 31,500.

29.2.3.4.	Creditinfo Caribbean

	Preliminary amounts	Adjustments	Final amounts
Cash consideration paid to the selling shareholders in 2020	73,281	-	73,281
Obligation related to the source code acquisition (a)	-	5,015	5,015
Non-controlling interest in the acquiree (b)	29,587	5,506	35,093
Call option in the acquiree (c)	-	(13,521)	(13,521)
Total	102,868	(3,000)	99,868

(a)	The obligation refers to an option of the Company to acquire the source code for the Credit Bureau System of the Creditinfo Caribbean for permanently use in Guyana, Caribbean or Brazil, becoming independent from Creditinfo Group HF. (seller shareholder). The Group has until 7 years starting from the acquisition date to exercise this option to obtain the definitive right over the software.

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The adjustment refers to the effect of non-controlling shareholders interest on the change in the value of net assets acquired as result of final assessment.

(c)	The option has been evaluated in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 13,521 represents the final evaluate on acquisition date. This value is periodically recalculated, being subject to increase or decrease, and as of December 31, 2021 is included in the amount of R$ 9,044 mentioned in the Note 2.1.

29.3.	Acquisition of assets

The Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

On July 5, 2021, the Group acquired 100.0% interest in Nodis Tecnologia S.A. (“Nodis”), through the conversion of convertible loans in the amount of R$ 8,202, the delivery of R$ 849 in STNE shares and disbursements in the amount of R$ 2,220. Through this transaction, the Group acquired an all-channel retail technology to digitize customers from the physical world and help them sell through multiple channels.

After assessing the transaction, the Group determined that the acquisition of Nodis did not constitute business combination, being recognized as asset acquisition, and therefore recorded at cost. Cost was allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of purchase. The respective intangible assets were recognized and measured based on an allocation of the overall cost of the transaction, with reference to their relative fair values. No goodwill was recognized.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment information

On December 31, 2020, the Company had a single segment StoneCo. In 2021, due to the acquisition of Linx, and the complexity of this business, the Company has two operating and reportable segments: StoneCo and Linx.

After Linx acquisition, the CODM review and monitor operations and evaluates performance considering two separate views : StoneCo (ex-Linx) and Linx. Both reportable segments represent strategic business units monitored separately.

The Group uses adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

Adjusted net income (loss) for the years ended December 31, 2020 and 2019 is presented for a single segment since for those periods the Group did not have control over Linx.

The income statement and balance sheet position, for the period ended December 31, 2021, for these two operating segments are presented below.

	December 31, 2021
	StoneCo (ex-Linx)	Linx	Non allocated	Consolidated
Assets
Current assets	29,402,088	558,085	-	29,960,173
Non-current assets (a)	9,476,625	1,404,202	1,215,791	12,096,618

Liabilities and equity
Current liabilities	22,360,746	424,507	4,592	22,789,845
Long term liabilities	2,717,114	195,368	2,760,018	5,672,500

(a)	Goodwill and intangible assets of business acquired by StoneCo are allocated to the StoneCo (ex-Linx) segment.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities non allocated represents the investment in Banco Inter (Note 6 (b)) and related Bonds (Note 17.3.5).

Segmented Statement of Profit or Loss

	December 31, 2021
	StoneCo (ex-Linx)	Linx

Total revenue and income	4,291,132	532,629

Cost of services	(1,409,319)	(304,509)
Administrative expenses	(535,093)	(109,723)
Selling expenses	(913,933)	(98,611)
Financial expenses, net	(1,095,702)	(32,561)
Other income (expenses), net	(111,650)	(6,512)
Total Expenses	(4,065,697)	(551,916)

Loss on investment in associates	(10,437)	-
Profit (loss) before income taxes	214,998	(19,287)

Income taxes and social contributions	14,530	(6,950)
Adjusted net income (loss) for the year	229,528	(26,237)

Reconciliation of segment adjusted net income (loss) for the year with net income (loss) in the consolidated financial statements

	2021	2020	2019

Adjusted net income – StoneCo (ex-Linx)	229,528	958,193	857,100
Adjusted loss - Linx	(26,237)	-	-
Segment adjusted net income	203,291	958,193	857,100

Adjustments from adjusted net income to consolidated net income (loss)

Mark-to-market and cost of funds related to the investment in Banco Inter	(1,382,773)	-	-
Amortization of fair value adjustment (a)	(89,100)	(17,229)	(17,166)
Share-based compensation expenses (b)	(66,917)	(120,695)	(64,294)
Gain on previously held interest in associate (c)	15,848	2,992	-
Other expenses (d)	(118,323)	(30,782)	1,714
Tax effect on adjustments	60,626	44,967	26,840
Consolidated net income (loss)	(1,377,348)	837,446	804,194

(a)	On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais, unless otherwise stated)

(b)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(c)	Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(d)	Consists of the fair value adjustment related to associates call option, call option of associates, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx, Linx's organizational restructuring and restructuring of debt instruments.

The Company intends in 2022 to change the format on which results are reported to and reviewed by management which would result in the change of operating and reportable segments mainly to two segments: Software and Financial services.

31.	Subsequent events

31.1.	Neomode acquisition

On July 02, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computadores SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. Founded in 2016, Neomode offers a sales channel and white label commerce app platform with agnostic integrator to Enterprise Resource Planning (ERP), Point of Sale (POS), e-commerces and gateways with cloud-based solutions. The main objective is the development and supply of solutions that integrate online channels and physical stores in the omnichannel concept using its application and integrator. The business model is based on recurring revenue (SaaS), consisting of monthly fees and transaction volume. It currently has more than 3,330 physical stores in the “click and collect, delivery and drive thru” system.

The acquisition was conditioned to Brazilian Antitrust Authority (“CADE”) approval, which occurred on November 19, 2021. The Company concluded the acquisition on January 07, 2022, through a capital increase of R$ 6,083 and loans conversion in the amount of R$ 875, totalizing a transferred consideration of R$ 6,957. The Group is still assessing additional information in the arrangement to define the accounting treatment of the acquisition.

31.2.	Reclame Aqui acquisition

On February 17, 2022 the Group acquired 50% of equity interest on Reclame Aqui Holdings Limited (“Reclame Aqui”) for R$ 224,000. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, whose main activity is related to a public electronic platform for resolution of conflicts between customers and companies.

The Group will also have the right to join the Board of Directors of Reclame Aqui with two seats out for four and has a call option to acquire the remaining equity interest on Reclame Aqui to hold 100% of the Company, which can be exercised between January 1st, 2027 and July 30, 2027. The acquisition is under evaluation for business combination rules.

The agreement with selling shareholders provides contingent consideration linked to net revenue performance related to 2023 and 2025 fiscal years. The amount of contingent consideration is limited to R$ 145,454. The Group is still evaluating this amount, in connection with the acquiree projections, to compose the consideration paid amount.

31.3.	New regulations BACEN

On March 11, 2022 BACEN approved a group of regulations for payment institutions. The new rules create new requirements as follows:

•	Regulation and supervision will be based on the consolidated financial conglomerate as defined by BACEN rules and not on the individual regulated entities.

•	Introduces requirements for risk management and for managing capital adequacy.

•	Establishes rules for determining the minimum level of capital and for measuring the actual regulatory capital which are introduced on a gradual basis from January 1, 2023 to January 1, 2025.

The Company is assessing the impact of the new rules and does not expect an impact on capital requirements above the current equity allocated to regulated entities upon initial effectiveness on January 1, 2023.